Form 10-K, Exhibit 13
period 1993-12-31
KERR GROUP INC
filed 1994-03-30
CIK 55454

                                                                  EXHIBIT 13.1


PRICE RANGE AND DIVIDENDS OF COMMON STOCK
AND PREFERRED STOCK


The Company's Common Stock and Preferred Stock are both listed on the New York Stock Exchange. As of February 23, 1994, there were approximately 1,135 and 188 holders of record of the Company's Common Stock and Preferred Stock, respectively. The following table summarizes the prices of the Common Stock and Preferred Stock on the New York Stock Exchange Composite Tape and quarterly cash dividends:

                                      Common Stock                           Preferred Stock
                             --------------------------------       ---------------------------------
                                                         Cash                                    Cash
Calendar Year                  High        Low      Dividends          High        Low      Dividends
- - -------------                ------     ------      ---------       -------     ------      ---------
1993
First Quarter                $8 7/8     $6 1/2          $  --       $21 1/4     $18 3/4         $.425
Second Quarter                9 1/4      6 3/4             --        21 1/2      19 7/8          .425
Third Quarter                 8 3/4      6 3/8             --        22 3/8      20              .425
Fourth Quarter                9 1/4      7 7/8             --        22 3/8      20 1/4          .425
                             ------     ------          -----       -------     -------         -----
1992
First Quarter                $7 3/4     $6 1/4          $  --       $19         $16 1/2         $.425
Second Quarter                6 3/4      4 3/4             --        18 1/2      16 3/4          .425
Third Quarter                 5 1/2      4 3/8             --        18 1/2      16              .425
Fourth Quarter                6 3/4      4 1/2             --        20          17 1/8          .425
                             ======     ======          =====       =======     =======         =====

The annual cumulative Preferred Stock dividend requirement as of December 31, 1993, was $829,000. The payment of Common Stock dividends is restricted by the Company's Senior Note agreement. Under the most restrictive covenant of such agreement, $500,000 was available for the payment of dividends on Common Stock as of December 31, 1993.





INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Kerr Group, Inc.:

We have audited the accompanying consolidated balance sheets of Kerr Group, Inc. (Kerr) as of December 31, 1993 and 1992, and the related consolidated statements of earnings (loss), common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kerr at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and income taxes in 1993, and new machine repair parts in 1991.


KPMG PEAT MARWICK
- - ------------------------------------
Los Angeles, California
February 23, 1994

FINANCIAL REVIEW
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

Years Ended December 31,                                                     1993           1992            1991
- - ------------------------                                                ---------       --------        --------
                                                                        (in thousands, except per share amounts)
Net sales                                                               $ 127,372       $126,610        $125,598
Cost of sales                                                              88,922         88,730          91,192
                                                                        ---------       --------        --------
   Gross profit                                                            38,450         37,880          34,406
Selling, warehouse, general and administrative expenses                    30,095         28,945          29,093
Loss on plant relocation                                                    4,500             --              --
Interest expense                                                            5,680          5,815           5,086
Interest and other income                                                    (858)        (1,293)           (867)
                                                                        ---------       --------        --------
   Earnings (loss) from continuing operations before income taxes            (967)         4,413           1,094
Provision (benefit) for income taxes                                         (634)         1,826             700
                                                                        ---------       --------        --------
   Earnings (loss) from continuing operations                                (333)         2,587             394
Loss from discontinued operations, after applicable income
   tax benefit of $2,104 in 1992, and $1,607 in 1991                           --         (5,284)         (2,973)
Extraordinary loss on retirement of debt, after
   applicable income tax benefit of $632                                   (1,300)            --              --
                                                                        ---------       --------        --------
   Net loss                                                                (1,633)        (2,697)         (2,579)
Preferred stock dividends                                                     829            829             829
                                                                        ---------       --------        --------
   Net loss applicable to common stockholders                           $  (2,462)      $ (3,526)       $ (3,408)
                                                                        =========       ========        ========

Earnings (loss) per common share:
   Earnings (loss) per common share from continuing operations          $   (0.32)      $   0.48        $  (0.12)
   Loss per common share from discontinued operations                          --          (1.44)          (0.81)
   Extraordinary loss per common share on retirement of debt                (0.35)            --              --
                                                                        ---------       --------         -------
      Net loss per common share                                         $   (0.67)      $  (0.96)       $  (0.93)
                                                                        =========       ========        ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Years Ended December 31,                                                                  1993            1992
                                                                                        --------        --------
                                                                                           (in thousands)
ASSETS
Current assets
   Cash and cash equivalents                                                            $ 11,329        $ 19,251
   Receivables -- primarily trade accounts, less allowance for doubtful accounts
      of $578 in 1993 and $645 in 1992                                                    13,533          11,347
   Inventories
      Raw materials and work in process                                                    8,906           6,485
      Finished goods                                                                      19,126          15,835
                                                                                        --------        --------
      Total inventories                                                                   28,032          22,320
   Prepaid expenses and other current assets                                               2,527           2,081
                                                                                        --------        --------
      Total current assets                                                                55,421          54,999
                                                                                        --------        --------
Property, plant and equipment, at cost
   Land                                                                                      427             436
   Buildings and improvements                                                             12,476          12,535
   Machinery and equipment                                                                74,748          67,965
   Furniture and office equipment                                                          3,001           3,024
                                                                                        --------        --------
                                                                                          90,652          83,960
   Accumulated depreciation and amortization                                             (50,228)        (47,577)
                                                                                        --------        --------
      Net property, plant and equipment                                                   40,424          36,383
Deferred income taxes                                                                      6,629              --
Goodwill and other intangibles, net of amortization of $2,122 in 1993 and
   $3,454 in 1992                                                                          6,645           7,064
Other assets                                                                               4,201           2,477
Non-current net assets related to discontinued operations                                  4,029           4,309
                                                                                        --------        --------
                                                                                        $117,349        $105,232
                                                                                        ========        ========

See accompanying notes to consolidated financial statements.

Years Ended December 31,                                                                  1993            1992
                                                                                        --------        --------
                                                                              (in thousands, except per share amounts)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current maturities of long-term debt                                                 $     --        $  1,000
   Accounts payable                                                                        9,573           8,844
   Accrued expenses                                                                        9,089           9,517
                                                                                        --------        --------
      Total current liabilities                                                           18,662          19,361
                                                                                        --------        --------

Pension liability                                                                         18,321           7,919
Other long-term liabilities                                                                2,302           1,488


Senior long-term debt                                                                     50,000              --
Subordinated long-term debt                                                                   --          40,000


Stockholders' equity
   Preferred Stock, 487 shares authorized and issued,
      at liquidation value of $20 per share                                                9,748           9,748
   Common Stock, $.50 par value per share,
      20,000 shares authorized, 4,210 shares issued                                        2,105           2,105
   Additional paid-in capital                                                             27,145          27,113
   Retained earnings                                                                       9,420          11,882
   Treasury Stock, at cost, 543 shares in 1993 and 535 shares in 1992                    (12,803)        (12,737)
   Excess of additional pension liability over unrecognized
      prior service cost, net of tax benefits                                             (6,835)              --
   Notes receivable from ESOP Trusts                                                        (716)         (1,647)
                                                                                        --------        --------
      Total stockholders' equity                                                          28,064          36,464
                                                                                        --------        --------
                                                                                        $117,349        $105,232
                                                                                        ========        ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                                                    1993           1992            1991
                                                                          -------        --------        -------
                                                                                    (in thousands)
CASH FLOW PROVIDED (USED) BY OPERATIONS
Continuing operations:
   Earnings (loss) from continuing operations                             $  (333)       $  2,587        $   394
   Add (deduct) noncash items included in earnings (loss)
      from continuing operations
         Depreciation and amortization                                      7,364           6,651          6,209
         Reserve for loss on plant relocation, net of tax                   2,754              --             --
         Change in deferred income taxes                                      159            (225)          (293)
         Reduction in accrued long-term pension liability, net             (1,116)         (2,413)          (844)
         Other, net                                                          (624)           (355)           (26)
   Changes in other operating working capital
      Receivables                                                          (2,186)           (555)           180
      Inventories                                                          (5,712)          1,422          2,189
      Prepaid expenses                                                       (885)         (1,279)           (60)
      Accounts payable                                                        729           1,384         (2,640)
      Accrued expenses                                                       (541)           (508)          (930)
                                                                          -------         -------        -------
      Cash flow provided (used) by continuing operations                     (391)          6,709          4,179
Cash flow provided (used) by discontinued operations                           --          (3,121)        14,237
                                                                          -------         -------        -------
      Total cash flow provided (used) by operations                          (391)          3,588         18,416
                                                                          -------         -------        -------
CASH FLOW PROVIDED (USED) BY INVESTING ACTIVITIES
Continuing operations:
   Capital expenditures                                                   (11,256)         (8,359)        (4,391)
   Proceeds from liquidation of long-term certificate of deposit               --           5,000             --
   Other, net                                                              (1,338)            256           (226)
Discontinued operations:
   Proceeds from the sale of the Commercial Glass Container
   Business                                                                    --          67,719             --
   Proceeds from the sale of the Metal Crown Business                          --           7,208             --
   Collection of accounts receivable, and payment of accounts payable
      and accrued and other expenses                                       (2,500)         (7,974)            --
   Capital expenditures                                                        --          (2,510)       (10,607)
   Other, net                                                                  --             (43)           (16)
                                                                          -------        -------        -------
      Cash flow provided (used) by investing activities                   (15,094)         61,297        (15,240)
                                                                          -------         -------        -------
CASH FLOW PROVIDED (USED) BY FINANCING ACTIVITIES
   Issuance of senior debt                                                 50,000              --             --
   Extinguishment of subordinated debt                                    (41,131)             --             --
   Borrowings (repayments) under Bank Credit Agreements, net                   --         (53,000)         4,600
   Other long-term debt retirements                                        (1,000)         (3,207)        (1,536)
   Payments received on ESOP Trusts notes receivable                          931           1,560          1,536
   Dividends paid                                                            (829)           (829)         (829)
   Other, net                                                                (408)           (717)         (250)
                                                                          -------         -------        -------
      Cash flow provided (used) by financing activities                     7,563         (56,193)         3,521
                                                                          -------         -------         ------
CASH AND CASH EQUIVALENTS
   Increase (decrease) during the year                                     (7,922)          8,692          6,697
   Balance at beginning of the year                                        19,251          10,559          3,862
                                                                          -------         -------        -------
      Balance at end of the year                                          $11,329         $19,251        $10,559
                                                                          =======         =======        =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

Years Ended December 31, 1993, 1992 and 1991
                                                                                                      Excess of
                                                                                                      Additional
                                                                                                       Pension
                                   Number Of                                                          Liability
                                   Shares Of                                                            Over            Notes
                                     Common                 Additional                               Unrecognized     Receivable
                                     Stock        Common      Paid-In     Retained        Treasury      Prior         From ESOP
                                  Outstanding      Stock      Capital     Earnings          Stock    Service Cost       Trusts
                                  ------------    ------     ---------    --------        ---------  ------------     ----------
                                                                   (in thousands)
Balance, December 31, 1990           3,675       $ 2,105     $ 26,902      $18,816        $(12,737)     $    --        $ (4,743)
Net loss                                --            --           --       (2,579)             --           --              --
Dividends on Preferred Stock            --            --           --         (829)             --           --              --
Repayments on ESOP Trusts
   notes receivable                     --            --           --           --              --           --           1,536
Restricted Stock Plan                   --            --          119           --              --           --              --
                                     -----       -------     --------      -------        --------      -------        ---------
Balance, December 31, 1991           3,675         2,105       27,021       15,408         (12,737)          --          (3,207)
                                     -----       -------     --------      -------        --------      --------       --------
Net loss                                --            --           --       (2,697)             --           --              --
Dividends on Preferred Stock            --            --           --         (829)             --           --              --
Repayments on ESOP Trusts
   notes receivable                     --            --           --           --              --           --           1,560
Restricted Stock Plan                   --            --           92           --              --           --              --
                                     -----       -------     --------      -------        --------      -------        --------
Balance, December 31, 1992           3,675         2,105       27,113       11,882         (12,737)          --          (1,647)
                                     -----       -------     --------      -------        --------      -------        --------
Net loss                                --            --           --       (1,633)             --           --              --
Dividends on Preferred Stock            --            --           --         (829)             --           --              --
Pension adjustment                      --            --           --           --              --       (6,835)             --
Repayments on ESOP Trusts
   notes receivable                     --            --           --           --              --           --             931
Purchase of common stock               (8)            --           --           --             (66)          --              --
Restricted Stock Plan                   --            --           32           --               --          --              --
                                     -----       -------     --------      -------        --------      -------        --------
Balance, December 31, 1993           3,667       $ 2,105     $ 27,145      $ 9,420        $(12,803)     $(6,835)       $   (716)
                                     =====       =======     ========      =======        ========      =======        ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Presentation
The consolidated financial statements include the accounts of Kerr Group, Inc., formerly Kerr Glass Manufacturing Corporation, and its wholly owned subsidiary, collectively referred to as the Company. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents
Cash equivalents consist only of investments that have an original maturity of three months or less, are readily convertible to known amounts of cash and have insignificant risk of changes in value because of changes in interest rates.

Inventories
Inventories are valued at the lower of cost or market, determined by the use of the first-in, first-out method.

Depreciation, Maintenance And Repairs
Depreciation of property, plant and equipment is provided primarily by the use of the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives used in computing the depreciation provisions are as follows:

Buildings and improvements                                  5 to 30 years
Machinery and equipment                                     2 to 15 years
Furniture and equipment                                     3 to 10 years

The policy of the Company is to charge amounts expended for maintenance and repairs to expense and to capitalize expenditures for major replacements and betterments.

Goodwill And Other Intangibles
The excess of cost over net tangible assets of the business acquired during 1987 is amortized on a straight-line basis over 40 years. Other intangible assets are being amortized by the use of the straight-line method over their respective initial estimated lives ranging from 5 to 10 years.

Revenue Recognition
The Company recognizes revenue as product is shipped. A reserve is provided for estimated end of season returns of home canning supplies as sales are recorded.

Postretirement Benefits Other Than Pensions
Prior to 1993, the Company accounted for retiree health care and life insurance benefits on a pay-as-you-go basis. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (FASB No. 106). As more fully described in Note 6, the Company has elected to amortize the impact of FASB No. 106 ratably over 20 years.

Income Taxes
In February 1992, the Financial Accounting Standards Board issued Statement No. 109, Accounting for Income Taxes (FASB No. 109). Under the asset and liability method of FASB No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 1993, the Company adopted FASB No. 109. The cumulative and pro forma effect of the change in accounting was not material. The Company previously used the asset and liability method for accounting for income taxes under FASB No. 96.

Earnings (Loss) Per Common Share
Primary net earnings (loss) per common share are based on the weighted average number of common shares outstanding and are after Preferred Stock dividends.

Fully diluted net earnings (loss) per common share reflect when dilutive 1) the incremental common shares issuable upon the assumed exercise of outstanding stock options and 2) the assumed conversion of the Preferred Stock and the elimination of the related Preferred Stock dividends. Antidilution occurred in 1993, 1992 and 1991.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Statement Reclassification And Presentation
Certain reclassifications have been made to prior years' financial statements to conform to the 1993 presentation.


NOTE 2 - LOSS ON PLANT RELOCATION
During the fourth quarter of 1993, the Company recorded a pre-tax loss of approximately $4,500,000 ($2,754,000 after-tax or $0.75 per common share) for the expected costs associated with the relocation of its home canning cap and lid manufacturing operations from Chicago, Illinois to a new manufacturing facility in Jackson, Tennessee. The pre-tax loss consists primarily of accruals for i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $2,500,000, ii) asset retirement and related facility closing costs of approximately $1,000,000, and iii) moving and relocation costs of approximately $700,000. The relocation of the home canning cap and lid operations is expected to be completed by the end of 1994.



NOTE 3 - DISCONTINUED OPERATIONS
On December 11, 1992, the Company sold its Metal Crown Business for a cash payment of approximately $7,200,000. The sale of the Metal Crown Business resulted in a pre-tax loss of $3,000,000 ($2,600,000 after-tax or $0.71 per common share).

On February 28, 1992, the Company sold its Commercial Glass Container Business for a cash payment of approximately $68,000,000. The sale of the Commercial Glass Container Business resulted in a pre-tax loss of $4,859,000 ($2,982,000 after-tax or $0.81 per common share).

The results of the discontinued operations have been reported separately in the Consolidated Statements of Earnings (Loss). Summarized results of the discontinued operations are as follows:

Years Ended December 31,                                  1993         1992         1991
- - -----------------------                                  ------      -------       --------
                                                                (in thousands)
Net sales                                                $ --        $37,690       $167,970
Costs and expenses                                         --         41,352        164,365
Allocated interest expense                                 --            726          4,764
                                                         ------      -------       --------
   Loss before income taxes                                --         (4,388)        (1,159)
   Benefit for income taxes                                --         (1,704)          (282)
                                                         ------      -------       --------
   Loss from discontinued operations                       --         (2,684)          (877)
Loss on sale of Metal Crown Business                       --         (2,600)            --
Loss on sale of Commercial Glass Container Business        --             --         (2,982)
Cumulative effect of change in accounting related to
   Commercial Glass Container Business                     --             --            886
                                                         ------      -------       --------
Total loss related to discontinued operations            $ --        $(5,284)      $ (2,973)
                                                         ======      =======       ========

Effective January 1, 1991, the Company changed its method of accounting for new machine repair parts related to the discontinued Commercial Glass Container Business. The cumulative effect of this change increased pre-tax earnings of the discontinued operations for the year ending December 31, 1991, by $1,438,000 ($886,000 after-tax or $0.24 per common share).

Interest expense was allocated to the Commercial Glass Container Business based upon the ratio of the Commercial Glass Container Business net assets to total Company net assets.

The remaining assets of the discontinued Commercial Glass Container Business consist primarily of land and buildings, used in connection with a former glass container manufacturing plant, that are being held for sale. Such assets are recorded at their estimated net realizable value.

NOTE 4 - INCOME TAXES
As discussed in Note 1, the Company adopted FASB No. 109, Accounting for Income Taxes, effective January 1, 1993. The cumulative effect of such change in the method of accounting for income taxes was not material.

Total income tax benefit for the year ended December 31, 1993 was allocated as follows:

                                                                                            (in thousands)
Loss from continuing operations                                                                $  (634)
Extraordinary item                                                                                (632)
Stockholders' equity, related to excess of pension liability
   over unrecognized prior service costs                                                        (4,340)
                                                                                               -------
                                                                                               $(5,606)
                                                                                               =======

The provision (benefit) for income taxes related to continuing operations consists of the following:

Years Ended December 31,                                           1993             1992         1991
- - ------------------------                                         -------          -------       -------
                                                                              (in thousands)
Current
   U.S. Federal                                                   $ 119           $1,426        $ 2,288
   State                                                             --              493            362
                                                                 ------           ------        -------
Total current                                                       119            1,919          2,650
                                                                 ------           ------        -------
Deferred
   U.S. Federal                                                    (637)              88         (1,700)
   State                                                           (116)            (181)          (250)
                                                                 ------           ------        -------
Total deferred                                                     (753)             (93)        (1,950)
                                                                 ------           ------        -------
      Total provision (benefit) for income taxes                 $ (634)          $1,826        $   700
                                                                 ======           ======        =======


The significant components of deferred income taxes (benefits) related to continuing operations are as follows:

Years Ended December 31,                                            1993          1992           1991
- - ------------------------                                          -------        -------       --------
                                                                           (in thousands)
Reinstatement (reduction) of deferred income taxes
   attributable to recognition of alternative minimum tax
   credits and tax net operating loss carryforwards               $   52         $ 3,653       $ (1,397)
Timing differences associated with the sales of
   discontinued operations                                         1,051          (3,483)        (1,768)
Timing differences associated with the loss on
  plant relocation                                                (1,368)             --             --
Additional costs inventoried for tax purposes                       (245)           (175)         1,141
Excess (deficit) of pension contributions paid over
  pension expense                                                    448            (312)           343
Excess (deficit) of tax over book depreciation, including
   assets retired or sold                                           (327)            228           (742)
Other, net                                                          (364)             (4)           473
                                                                  ------         -------       --------
      Total                                                       $ (753)        $   (93)      $ (1,950)
                                                                  ======         =======       ========

Total provision (benefit) for income taxes related to continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings (loss) from continuing operations before income taxes as a result of the following:

Years Ended December 31,                                           1993            1992           1991
                                                                  ------          ------         ------
                                                                           (in thousands)
Computed "expected" tax provision (benefit)                       $(329)          $1,500         $  372
Increase (reduction) in provision resulting from:
   State income tax provision (benefit),
      net of Federal income tax effect                              (47)             213             53
   Change in the valuation allowance for deferred
     income tax assets                                             (369)              --             --
   Other, net                                                       111              113            275
                                                                  -----           ------         ------
   Actual tax provision (benefit)                                 $(634)          $1,826         $  700
                                                                  =====           ======         ======

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at December 31, 1993 are as follows:

                                                                                            (in thousands)
Deferred income tax assets:
   Pension liabilities --
      Excess of additional pension liability over unrecognized prior service cost               $ 4,340
      Accrued pension liability                                                                   1,495
   Accrued reserves associated with plant relocation                                              1,368
   Inventory                                                                                        595
   Accrued vacation pay                                                                             444
   Tax credit carryforwards                                                                       1,975
   Net operating loss carryforwards                                                                 720
   Other                                                                                          1,223
                                                                                                -------
      Total gross deferred income tax assets                                                     12,160
      Less valuation allowance                                                                       --
                                                                                                -------
      Deferred income tax assets, net of valuation allowance                                     12,160
Deferred income tax liabilities:
   Property, plant and equipment, principally due to differences in depreciation                 (5,110)
   Other                                                                                           (421)
                                                                                                -------
      Total gross deferred income tax liabilities                                                (5,531)
                                                                                                -------
Net deferred income tax asset                                                                   $ 6,629
                                                                                                =======

The valuation allowance for deferred income tax assets as of January 1, 1993 was $369,000. The net change in the valuation allowance during the year ended December 31, 1993 was a reduction of $369,000, or $0.10 per common share.

In order to fully realize the deferred income tax asset, the Company will need to generate future taxable income of at least approximately $27 million in the aggregate prior to expiration of net operating loss carryforwards which will begin to expire in 2006. Based upon the Company's recent pre-tax earnings, adjusted for significant nonrecurring items, and projections of future taxable income over the period in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of the deferred income tax asset. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

At December 31, 1993, the Company had net operating loss carryforwards for Federal income tax purposes of $1,854,000 which are available to offset future Federal taxable income, expiring in the years 2006 through 2008.

The Company also has an alternative minimum tax credit carryforward of $1,693,000 and other tax credit carryforwards (primarily investment tax credits) of $282,000, expiring in the years 1999 through 2006, which are available to reduce future Federal income taxes, if any.

The Internal Revenue Service has completed an audit of the Company's Federal income tax returns through 1985.

The total net cash payments related to income taxes, which primarily represent Federal alternative minimum taxes and state taxes, were $470,000, $347,000 and $808,000 for 1993, 1992 and 1991, respectively.


NOTE 5 - ACCRUED EXPENSES
At December 31, 1993 and 1992, accrued expenses from continuing operations were as follows:

                                                                                  1993            1992
                                                                                 -------         -------
                                                                                     (in thousands)
Accrued wages and vacation pay                                                   $ 1,951         $1,915
Accrued pension benefits                                                              46            592
Accrued expenses associated with plant relocation                                  3,523             --
Accrued expenses associated with the sales of discontinued operations                990          4,416
Other accrued expenses                                                             2,579          2,594
                                                                                 -------         ------
   Total accrued expenses                                                        $ 9,089         $9,517
                                                                                 =======         ======



NOTE 6 - RETIREMENT BENEFITS
Pensions
The Company has a defined benefit pension plan and defined contribution pension plan, which cover substantially all employees. The defined benefit plan provides benefits based on years of service and average final pay. The defined contribution plan provides benefits based on a fixed percent of pay for each year of service. The Company's policy is to fund amounts sufficient to satisfy the funding requirements of the Employee Retirement Income Security Act of 1974. During 1993 and 1992, the Company funded $1,721,000 more than the accrued pension expense for the 1992 plan year. During 1992 and 1991, the Company funded $2,917,000 more than the accrued pension expense for the 1991 plan year.

FASB Statement No. 87, Employers' Accounting for Pensions, requires that pension liabilities be discounted at an interest rate equal to the rate on longer-term, high-quality debt instruments. As a result of the downward trend in interest rates in 1993, the Company has lowered its assumed discount rate used for pension accounting from 9% at December 31, 1992 to 7.5% at December 31, 1993. This change in discount rate increased the Company's additional minimum pension liability to $12,710,000 at December 31, 1993 from $1,424,000 at December 31, 1992 and reduced stockholders' equity at December 31, 1993 by $6,835,000. The amount of this adjustment will be increased or decreased at the end of each year depending on future changes in interest rates. This adjustment did not have any effect on 1993 earnings. Intangible assets of $1,535,000 and $1,424,000 were recorded as of December 31, 1993 and 1992, respectively.

Net pension expense related to continuing operations for the years ended December 31, 1993, 1992 and 1991, included the following components:

                                                                  1993            1992            1991
                                                                 -------         -------         ------
                                                                            (in thousands)
Defined Benefit Plan:
   Service cost (benefit earned during period)                   $   472         $   471        $   468
   Interest cost on projected benefit obligation                   6,941           6,884          6,941
   Actual return on assets                                        (7,843)         (5,383)        (8,698)
   Net amortization and deferral                                   1,619            (427)         2,862
                                                                 -------         -------        -------
Defined Benefit Plan expense                                     $ 1,189         $ 1,545        $ 1,573
                                                                 -------         -------        -------
Defined Contribution Plan expense                                $    21         $    30        $    35
                                                                 =======         =======        =======

                                       22

The Company retained the pension benefit obligations for service prior to the date of the sale and the pension assets related to both the Metal Crown Business and the Commercial Glass Container Business. In connection with the sale of the two businesses, the Company's pension plans had a combined curtailment loss of $4,664,000 pursuant to FASB Statement No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. During 1993, the Company recorded a curtailment loss of $232,000 related to the relocation of the Company's home canning cap and lid manufacturing operations. Such curtailment losses are included as a component of the respective losses on the sale of the businesses and plant relocation.

The funded status of the defined benefit plans at December 31, 1993 and 1992, was as follows:

                                                                                  1993           1992
                                                                                --------        -------
                                                                                   (in thousands)
Actuarial present value
   Vested benefit obligation                                                    $ 89,848        $74,640
   Nonvested benefit obligation                                                    2,985          3,607
                                                                                --------        -------
   Accumulated benefit obligation                                                 92,833         78,247
   Effect of future salary increases                                               3,171          1,544
                                                                                --------        -------
   Projected benefit obligation                                                   96,004         79,791
Plan assets at fair value (a)                                                     74,492         69,733
                                                                                --------        -------
Projected benefit obligation in excess of plan assets                             21,512         10,058
Unrecognized net transition obligation                                              (632)          (818)
Unrecognized prior service costs                                                    (903)          (688)
Unrecognized net loss                                                            (14,346)        (1,462)
                                                                                --------        -------
Accrued pension liability before adjustment                                        5,631          7,090
Adjustment required to recognize additional minimum pension liability             12,710          1,424
                                                                                --------        -------
   Accrued pension liability related to the defined benefit plan                $ 18,341        $ 8,514
                                                                                --------        -------
   Accrued pension liability related to the defined contribution plan           $     26        $    30
                                                                                ========        =======

(a) Plan assets include 118,200 shares of Company Common Stock at December 31, 1993 and December 31, 1992, at a value of $990,000 and $768,000, respectively.

The majority of all pension plan assets are held by a master trust created for the collective investment of the plan's funds, as well as in private placement insurance contracts. At December 31, 1993, assets held by the master trust consisted primarily of cash, U.S. government obligations, corporate bonds and common stocks.

The defined benefit plan assumptions as of December 31, 1993, 1992 and 1991, were as follows:

                                          1993    1992     1991
                                         -----    ----     ----
Discount rate                            7.5%       9%       9%
Increase in compensation rate              5%       5%       5%
Long-term rate of return on assets       9.5%     9.5%      10%
                                         ====     ====      ===

Retiree Health Care And Life Insurance
The Company provides certain health care and life insurance benefits for retired employees and their spouses. The costs of such benefits are shared by retirees through one or more of the following: a) deductibles, b) copayments and c) retiree contributions. Salaried employees hired prior to September 1, 1992 and certain hourly employees may become eligible for those benefits if they reach retirement age while working for the Company. The Company will not provide retiree health care and life insurance benefits for salaried employees hired after September 1, 1992. Health care and life insurance benefits provided by the Company are not funded in advance, but rather are paid by the Company as the costs are actually incurred by the retirees.

As discussed in Note 1, effective January 1, 1993, the Company adopted FASB No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. FASB No. 106 requires a company to use an accrual method for recording retiree health care and life insurance benefits instead of the previously used pay-as-you-go method. The effect of this accounting change on 1993 results of operations was to increase retiree health care and life insurance expense by $640,000 from the amount that would have been recorded in 1993 under the previously used pay-as-you-go method. The adoption of FASB No. 106 at January 1, 1993 created a previously unrecognized accumulated postretirement benefit obligation of $13,195,000. As permitted under FASB No. 106, the Company has elected to amortize the $13,195,000 accumulated postretirement benefit obligation ratably over 20 years.

Prior to 1993, the Company recognized the expense for the cost of retiree health care and life insurance benefits as paid. During 1992 and 1991, the cost of retiree health care and life insurance benefits with respect to both i) the retirees of continuing operations and ii) the retirees of discontinued operations, liability for which was retained by the Company, totalled $1,230,000 and $1,180,000, respectively. All such retiree costs were charged against continuing operations.

Retiree health care and life insurance expense related to continuing operations for the year ended December 31, 1993, included the following components:

                                                                                            (in thousands)
Retiree health care and life insurance plans:
   Service cost (benefit earned during period)                                                  $    83
   Interest cost on accumulated benefit obligation                                                1,187
   Actual return on assets                                                                           --
   Net amortization and deferral                                                                    660
                                                                                                -------
Retiree health care and life insurance expense                                                  $ 1,930
                                                                                                =======

The funded status of the retiree health care and life insurance plans at December 31, 1993, was as follows:

                                                                                            (in thousands)
Actuarial present value of accumulated postretirement benefit obligation:
   Retirees                                                                                    $ 11,400
   Fully eligible active participants                                                             1,400
   Other active participants                                                                        700
                                                                                               --------
   Accumulated benefit obligation                                                                13,500
Plan assets at fair value                                                                            --
                                                                                               --------
Accumulated benefit obligation in excess of plan assets                                          13,500
Unrecognized net transition obligation                                                          (11,790)
Unrecognized prior service costs                                                                     --
Unrecognized net loss                                                                              (325)
                                                                                               --------
Accrued postretirement benefit liability                                                       $  1,385
                                                                                               ========

The retiree health care and life insurance plans assumptions are as follows:

                                                      December 31, 1993            January 1, 1993
                                                      -----------------            ---------------
Discount rate                                                         7.5%                         9.0%
Health care cost trend rates --
   Indemnity plans                                  9% trending down to 6%      15% trending down to 7%
   Managed care plans                               7% trending down to 4%      13% trending down to 5%
                                                    =====================       ======================

The effect of a one percentage point annual increase in these assumed cost trend rates at December 31, 1993 would increase the postretirement benefit obligation by approximately $550,000 and would increase the service and interest cost components of the annual expense by approximately $45,000.

NOTE 7 - DEBT
At December 31, 1993 and 1992, long-term debt consisted of the following:

                                                                        1993           1992
                                                                       -------        -------
                                                                           (in thousands)
Senior Notes                                                           $50,000        $    --
13% Subordinated Notes, redeemed December 15, 1993                          --         40,000
12% Industrial Development Revenue Bonds, redeemed March 2, 1993            --          1,000
                                                                       -------        -------
                                                                        50,000         41,000
      Less current maturities                                               --          1,000
                                                                       -------        -------
                                                                       $50,000        $40,000
                                                                       =======        =======

On September 21, 1993, the Company sold $50 million principal amount of Senior Notes to a group of insurance companies consisting of John Hancock Mutual Life Insurance Company, New York Life Insurance Company and Massachusetts Mutual Life Insurance Company. The Senior Notes consist of $41,000,000 of 10-year notes with an interest rate of 9.45% and $9,000,000 of 6-year notes with an interest rate of 8.99%. Sinking fund payments begin under the 10-year notes in 1998 and under the 6-year notes in 1997. The Senior Notes are unsecured.

The Senior Notes contain various covenants including covenants relating to coverage of fixed charges, minimum level of tangible net worth, limitation on leverage and limitation on restricted payments, for which payments are defined to include Common Stock dividends. Under these covenants, at December 31, 1993, $500,000 was available for the payment of Common Stock dividends.

A portion of the proceeds from the sale of the Senior Notes was used to redeem all of the $40,000,000 principal amount of 13% Subordinated Notes on December 15, 1993 at par. The remaining proceeds are being used for working capital.

During the third quarter of 1993, the Company incurred an after-tax loss of $1,300,000, or $0.35 per common share, in connection with the refinancing of its 13% Subordinated Notes and the termination of its $25,000,000 revolving credit facility. The extraordinary loss included interest expense on the 13% Subordinated Notes from September 21, 1993 through December 15, 1993 and the write-off of unamortized debt fees and related costs.

The mandatory principal payments for the next five years on the outstanding long-term debt at December 31, 1993 are as follows:

Years Ended December 31,
- - -----------------------                          (in thousands)
1994                                               $    --
1995                                                    --
1996                                                    --
1997                                                 3,000
1998                                                 9,833
1999 and thereafter                                 37,167
                                                   =======

On November 8, 1993, the Company entered into two $6,000,000 short-term lines of credit with two banks to provide for the seasonal working capital needs of the Company. One of the lines of credit is committed through October 28, 1994 with borrowings to bear interest at either the prime rate of the lender or, alternatively, Eurodollar rate plus 2%. In addition, a facility fee of 0.5% per annum is charged on the unused amount of the commitment. The other line of credit is committed through September 30, 1994 with borrowings to bear interest at the prime rate of the lender. A facility fee of 0.75% per annum is charged on the total amount of this commitment. The two short-term lines of credit contain covenants identical to the Senior Notes.

During 1993, the Company had no borrowings under either its lines of credit or its revolving credit facility which was terminated on September 21, 1993. During 1992, the Company had maximum borrowings outstanding under the terminated revolving credit facility of $9,000,000 and under a previously existing revolving credit commitment of $65,000,000. During 1992, the weighted average interest rate under both credit agreements was 6.5% and the weighted average borrowings outstanding under both credit agreements was $11,143,000.

The Company redeemed on March 2, 1993, all $1,000,000 outstanding of the 12% Industrial Development Revenue Bonds.

Total cash payments of interest (including duplicative interest related to the refinancing of the Subordinated Notes and interest allocated to discontinued operations) during 1993, 1992 and 1991 were $6,501,000, $6,358,000 and
$10,324,000, respectively.


NOTE 8 - PREFERRED STOCK

Class B Preferred Stock
At December 31, 1993 and 1992, the Company was authorized to issue 1,302,300 shares of Class B Preferred Stock, par value $.50 per share, which may be issued in series from time to time at the discretion of the Board of Directors. Holders of all series of Class B Preferred Stock share ratably as to rights to payment of dividends and to amounts payable in event of liquidation, dissolution or winding up of the Company. No dividends or payments in liquidation may be made with respect to Common Stock or any other stock ranking junior as to dividends or assets to the Class B Preferred Stock unless all accumulated dividends and sinking fund payments on the Class B Preferred Stock have been paid in full and, in the event of liquidation, unless the accumulated dividends and the liquidation preference of the Class B Preferred Stock have been paid.

Series D
At December 31, 1993 and 1992, the Company had 487,400 shares of Class B Cumulative Convertible Preferred Stock, Series D (Preferred Stock), issued and outstanding. Holders of the Preferred Stock are entitled to a cumulative dividend, payable quarterly, at the annual rate of 8 1/2% ($1.70 per share). The Preferred Stock is redeemable at the option of the Company at any time, in whole or in part, at a price of $20.00 per share. No purchases or redemptions of or dividends on Common Stock may occur unless all accumulated dividends have been paid on the Preferred Stock.

Each share of Preferred Stock has a liquidating value of $20.00 per share and is convertible into Common Stock at the rate of 1.4545 shares of Common Stock for each share of Preferred Stock (equivalent to a conversion price of $13.75 per common share), subject to adjustment under certain conditions. At December 31, 1993, a total of 708,923 shares of Common Stock was reserved for issuance upon conversion of the Preferred Stock.

If six quarterly dividends on the Preferred Stock are unpaid, the holders of Preferred Stock shall have the right, voting as a class, to elect two additional persons to the Board of Directors of the Company until all such dividends have been paid.


NOTE 9 - COMMON STOCK
Employee Stock Ownership Plans
The Company has two employee stock ownership plans, the Kerr Group, Inc. Employee Incentive Stock Ownership Plan Trust formed in 1985 (ESOP I) and the Kerr Group, Inc. 1987 Employee Incentive Stock Ownership Plan Trust formed in 1987 (ESOP II). Both plans are for the benefit of employees of the Company. The Company borrowed funds from a group of banks, which in turn were loaned to the plans for the purpose of purchasing shares of the Company's Common Stock. The bank loans were repaid on February 28, 1992. The related Company loan to ESOP I was repaid during 1993 and the loan to ESOP II is repayable through 1994.

ESOP I and ESOP II obtain the funds to repay loans primarily through the receipt of tax deductible contributions made by the Company. The Company funds such contributions primarily through the reduction of compensation and benefits, and deferral of salary increases which it would otherwise have provided to its employees. Total contribution expense for these plans related to continuing operations was $633,000, $955,000 and $1,025,000 in 1993, 1992
and 1991, respectively. For financial statement purposes, the bank loans were reflected as a liability and the Company's loans to ESOP I and ESOP II are reflected as a reduction in stockholders' equity.

NOTE 9 - COMMON STOCK (continued)
Stock Options
Under the Company's Stock Option Plans for employees, options may be granted at a price determined by the Stock Option Committee of the Board of Directors, which may be less than market value. Options may be exercised during periods established by such Committee; however, in no event may any option be exercised more than 10 years after the date of grant. All of the Company's currently outstanding options generally vest in cumulative installments of 20% per year commencing on the date of grant. Such options become exercisable in full upon the occurrence of certain enumerated events, including certain changes in control of the Company. The options granted during 1993 and 1992 provide that the Company's stock price must equal or exceed $12.50 and $10 per Common Share, respectively, for ten consecutive trading days for the options to be exercisable.

The following tabulation summarizes changes under the Company's Stock Option Plans for employees during the years ended December 31, 1993, 1992 and 1991.

                                          1993                              1992                              1991
                               -----------------------------    ------------------------------   ---------------------------------
                               Number Of                        Number Of                        Number Of
                                Options       Price Range        Options        Price Range       Options         Price Range
                               ---------      -----------       ---------       -----------      ---------        -----------
Options Outstanding:
   Beginning of year           198,850      $5 3/8 - 11 7/16     127,750      $7 1/8 - 11 7/16    112,250     $  8 1/4  - 14 15/16
   Granted                     157,500       8     -  8 5/16      90,000                 5 3/8     48,000                    7 1/8
   Exercised                        --                                --                               --
   Cancelled                   (36,000)      5 3/8 - 10 3/4       (8,900)      5 3/8 - 11 7/16     (2,500)                 11 7/16
   Expired                     (46,350)      5 3/8 - 11 7/16     (10,000)              10 1/16    (30,000)     13 13/16 - 14 15/16
                               -------      ----------------     -------      ----------------    -------     --------------------
   End of year                 274,000       5 3/8 -  8 5/16     198,850       5 3/8 - 11 7/16    127,750         7 1/8 -  11 7/16
                               -------      ----------------     -------      ----------------    -------     --------------------
Exercisable at end of year:
   Currently exercisable        28,800                            77,450                           72,400
   Exercisable if Common
      Stock trades at $10
      per share or above        27,400                            18,001                               --
   Exercisable if Common
      Stock trades at $12.50
      per share or above        31,500                                --                               --
                               -------                           -------                          -------
         Total                  87,700                            95,451                           72,400
                               -------                           -------                          -------
Available for grant at
   end of year                  20,100                            13,250                           92,350
                               =======                           =======                          =======

In addition, the 1988 Stock Option Plan for Non-Employee Directors (the 1988
Plan), consisting of 80,000 shares, and 1993 Stock Option Plan for Non-Employee Directors (the 1993 Plan), consisting of 60,000 shares, provide for the grant of options to purchase Common Stock to members of the Board of Directors of the Company who are not employees of the Company or any of its subsidiaries or affiliates. The option price of each option granted under these plans is the fair market value of Common Stock on the date of grant. Options under the 1988 Plan are immediately exercisable upon grant and will expire five years from the date of grant. Future grants of options under the 1988 Plan can only be made to Directors other than the Company's current Directors. Options under the 1993 Plan are exercisable six months after date of grant, provided that the Company's stock price equals or exceeds $12.50 per Common Share for ten consecutive trading days. Options under the 1993 Plan expire ten years from the date of grant.

The following tabulation summarizes changes under the Company's Stock Option Plans for non-employee Directors during the years ended December 31, 1993, 1992 and 1991.

                                           1993                         1992                       1991
                                 ------------------------      ----------------------     -----------------------
                                 Number Of                     Number Of                  Number Of
                                  Options     Price Range       Options   Price Range      Options     Price Range
                                 ---------    -----------      ---------  -----------     ---------    -----------
Options Outstanding:
   Beginning of year               60,000      $ 11 5/16        60,000     $ 11 5/16        60,000      $ 11 5/16
   Granted                         60,000         8 3/16            --                         --
   Exercised                           --                           --                         --
   Expired                        (60,000)       11 5/16            --                         --
                                  -------      ---------        ------     ---------        ------      ---------
   End of year                     60,000         8 3/16        60,000       11 5/16        60,000        11 5/16
                                  -------      ---------        ------     ---------        ------      ---------
Exercisable at end of year:
   Currently exercisable               --                       60,000                      60,000
   Exercisable if Common
      Stock trades at $12.50
      per share or above           60,000                           --                          --
                                  -------                       ------                      ------
   Total                           60,000                       60,000                      60,000
                                  -------                       ------                      ------
Available for grant at
   end of year                     80,000                       20,000                      20,000
                                  =======                       ======                      ======

The aggregate option price for all outstanding options at December 31, 1993, 1992 and 1991 was $2,508,000, $2,129,000 and $1,845,000, respectively. At the time options are exercised, the common stock account is credited with the par value of the shares issued and additional paid-in capital is credited with the cash proceeds in excess of par value. The Company's Stock Option Plans permit the grant of both incentive stock options and nonstatutory stock options.

Restricted Stock Plan
In 1985 and 1984, the Company sold 65,000 shares and 75,000 shares, respectively, of Treasury Stock to an officer of the Company at a price of $1.00 per share. The shares were sold subject to forfeiture and restrictions on disposition under conditions as defined in the Restricted Stock Purchase Agreements between the Company and the officer. As of December 31, 1993, the restrictions on all 140,000 shares have been released. Compensation expense was recorded in the periods benefitted as the difference between the fair market value on the date of sale and the sale price. During 1993, 1992 and 1991, total shares of 15,000, 16,000 and 28,000, respectively, were released from restriction.


NOTE 10 - RENTAL EXPENSE AND LEASE COMMITMENTS
The Company occupies certain manufacturing facilities, warehouse facilities and office space and uses certain automobiles, machinery and equipment under noncancelable lease arrangements. Rent expense related to continuing operations under these agreements was $3,008,000, $2,864,000 and $3,242,000 in 1993, 1992
and 1991, respectively.

At December 31, 1993, the Company was obligated under various noncancelable leases. Calendar year minimum rental commitments under the leases related to the Company's continuing operations are as follows:

                                      Total            Real           Personal
Years Ended December 31,            Commitment       Property         Property
- - ------------------------            ----------       --------         --------
                                                  (in thousands)
1994                                  $3,439          $2,812            $627
1995                                   3,263           2,711             552
1996                                   2,655           2,456             199
1997                                   1,581           1,522              59
1998                                   1,503           1,502               1
1999 through 2008                      5,865           5,865              --
                                      ======          ======            ====

Real estate taxes, insurance and maintenance expenses are obligations of the Company. Generally, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties. In addition, rental expense will increase in connection with the Company's relocation of its home canning cap and lid manufacturing operations and expansion of its Jackson, Tennessee plastic products plant.


NOTE 11 - COMMITMENTS AND CONTINGENCIES
At December 31, 1993, the Company was contingently liable for outstanding letters of credit in the amount of $1,000,000, which were fully collateralized by certificates of deposit and secure the Company's obligations under an officer's employment agreement.

In connection with the Company's Workers' Compensation insurance programs, the Company has pledged a certificate of deposit in the amount of $900,000 to secure a surety bond. The Company's estimate of its ultimate liability relating to these programs has been reflected on the Company's consolidated balance sheet as a liability.

The Company has been designated by the Environmental Protection Agency as a potentially responsible party to share in the remediation costs of several waste disposal sites. Pursuant to the sale of the Metal Crown Business, the Company has indemnified the buyer for certain environmental remediation costs. In addition, pursuant to the sale of the Commercial Glass Container Business, the Company has indemnified the buyer for certain environmental remediation costs and has retained ownership of certain real property used in the Commercial Glass Container Business which may require environmental remediation. As of December 31, 1993, the Company has accrued a reserve of approximately $2,100,000 for the expected costs associated with environmental remediation described above and in connection with its current manufacturing plants. The amount of this reserve was based in part on an environmental study performed by an independent environmental engineering firm. The Company believes that this reserve is adequate.


NOTE 12 - INDUSTRY SEGMENT INFORMATION
The Company operates in two industry segments, Plastic Products and Consumer Products. Operations in the Plastic Products segment involve: 1) the manufacture and sale of a variety of plastic products including child-resistant closures, tamper-evident closures, prescription packaging products, jars and other plastic closures and containers; and 2) the sale of glass prescription products. Operations in the Consumer Products segment involve: 1) the manufacture and sale of caps and lids for home canning, and 2) the sale of glass jars and a line of pickling spice and pectin products for home canning, iced tea tumblers and beverage mugs. Intersegment sales are not material. No customer accounted for more than 10% of net sales from continuing operations in 1993, 1992 or 1991.

Segment earnings is income from continuing operations before general corporate expenses, interest expense, interest and other income and provision (benefit) for income taxes.

Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, the deferred income tax asset, certificates of deposit and certain intangible assets.

A summary of the Company's operations by industry segment follows:

Years Ended December 31,                                          1993            1992           1991
- - ------------------------                                       ---------        --------       --------
                                                                             (in thousands)
Net sales:
   Plastic Products                                             $ 98,533        $ 92,557       $ 93,449
   Consumer Products                                              28,839          34,053         32,149
                                                                --------        --------       --------
      Total                                                     $127,372        $126,610       $125,598
                                                                ========        ========       ========
Segment earnings (loss):
   Plastic Products                                             $ 11,428        $  9,165       $  9,077
   Consumer Products (a)                                          (2,707)          4,982          1,804
                                                                --------        --------       --------
      Total                                                        8,721          14,147         10,881
   General corporate expenses                                      4,866           5,212          5,568
                                                                --------        --------       --------
Earnings from continuing operations before
   interest and income taxes                                       3,855           8,935          5,313
Interest expense                                                   5,680           5,815          5,086
Interest and other income                                           (858)         (1,293)          (867)
                                                                --------        --------       --------
Earnings (loss) from continuing operations before
   income taxes                                                 $   (967)       $  4,413       $  1,094
                                                                ========        ========       ========

(a) The 1993 segment loss for Consumer Products includes a $4,500,000 pre-tax loss for the expected costs associated with the relocation of the Company's home canning cap and lid manufacturing operations. See
         Note 2 of notes to consolidated financial statements for further information.

Identifiable assets, depreciation and amortization and capital expenditures for each segment are as follows:

Years Ended December 31,                                          1993            1992           1991
- - ------------------------                                        --------        --------       --------
                                                                             (in thousands)
Identifiable Assets:
   Plastic Products                                             $ 69,834        $ 64,306       $ 64,204
   Consumer Products                                              20,403          12,370         11,469
   Corporate                                                      23,083          24,196         24,189
   Discontinued operations                                         4,029           4,360         66,021
                                                                --------        --------       --------
      Total                                                     $117,349        $105,232       $165,883
                                                                ========        ========       ========
Continuing operations - depreciation and amortization:
   Plastic Products                                             $  6,600        $  5,839       $  5,037
   Consumer Products                                                 197             204            496
   Corporate                                                         567             608            676
                                                                --------        --------       --------
      Total                                                     $  7,364        $  6,651       $  6,209
                                                                ========        ========       ========
Continuing operations - capital expenditures (b):
   Plastic Products                                             $  8,587        $  6,853       $  4,084
   Consumer Products                                               1,920             601            198
   Corporate                                                         749             905            109
                                                                --------        --------       --------
      Total                                                     $ 11,256        $  8,359       $  4,391
                                                                ========        ========       ========

(b) During 1991, in addition to the capital expenditures shown above, the Company entered into long-term operating leases for manufacturing equipment costing $1,623,000, primarily in the Plastic Products segment.

NOTE 13 - CONDENSED QUARTERLY DATA FOR 1993 AND 1992 (UNAUDITED)

Three Months Ended                               March 31        June 30        Sept. 30        Dec. 31
- - ------------------                               --------        -------        --------        -------
                                                       (in thousands, except per share amounts)
1993
Net sales                                        $26,674         $38,113         $34,448        $28,137
Gross profit                                       8,358          11,371           9,832          8,889
Earnings (loss) from continuing operations (a)      (295)          1,398             552         (1,988)
Extraordinary loss on retirement of debt (b)          --              --          (1,300)            --
                                                 -------         -------         -------        -------
Net earnings (loss)                                 (295)          1,398            (748)        (1,988)
      Preferred stock dividends                      207             207             207            208
                                                 -------         -------         -------        -------
Net earnings (loss) applicable to
   common stockholders                           $  (502)        $ 1,191         $  (955)        (2,196)
                                                 =======         =======         =======        =======

Earnings (loss) per common share:
   Earnings (loss) per common share from
      continuing operations (a)                  $ (0.14)        $  0.32         $  0.09        $ (0.60)
   Extraordinary loss per common share
      on retirement of debt (b)                       --              --           (0.35)            --
                                                 -------         -------         -------        -------
   Net earnings (loss) per common share          $ (0.14)        $  0.32         $ (0.26)       $ (0.60)
                                                 =======         =======         =======        =======
1992
Net sales                                        $24,736         $38,821         $36,813        $26,240
Gross profit                                       7,629          10,925          11,114          8,212
Earnings (loss) from continuing operations          (393)          1,597           1,460            (77)
Loss from discontinued operations                   (571)           (818)           (566)        (3,329)
                                                 -------         -------         -------        -------
Net earnings (loss)                                 (964)            779             894         (3,406)
      Preferred stock dividends                      207             207             207            208
                                                 -------         -------         -------        -------
Net earnings (loss) applicable to
   common stockholders                           $(1,171)        $   572         $   687         (3,614)
                                                 =======         =======         =======        =======

Earnings (loss) per common share:
   Earnings (loss) per common share from
      continuing operations                      $ (0.16)        $  0.38         $  0.34        $ (0.08)
   Loss per common share from
      discontinued operations                      (0.16)          (0.22)          (0.15)         (0.90)
                                                 -------         -------         -------        -------
   Net earnings (loss) per common share          $ (0.32)        $  0.16         $  0.19        $ (0.98)
                                                 =======         =======         =======        =======

(a) The loss from continuing operations for the fourth quarter of 1993 includes a $4,500,000 pre-tax loss ($2,754,000 after-tax or $0.75 per common share) for the expected costs associated with the relocation of the Company's home canning cap and lid manufacturing operations and a tax benefit of $369,000 ($0.10 per common share) related to a reduction in the income tax valuation reserve. See Notes 2 and 4 of notes to consolidated financial statements for further information.
(b) See Note 7 of notes to consolidated financial statements for information regarding the extraordinary loss on retirement of debt.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA



Years Ended December 31,                    1993           1992            1991           1990            1989
- - ------------------------                 ---------       --------        --------       --------        --------
                                                   (in thousands, except per share amounts)
Net sales                                $ 127,372       $126,610        $125,598       $122,168        $112,346
                                         =========       ========        ========       ========        ========
Segment earnings (loss):
   Plastic Products                      $  11,428       $  9,165        $  9,077       $  8,121        $  3,841
   Consumer Products (a)                    (2,707)         4,982           1,804          (294)           3,694
                                         ---------       --------        --------       -------         --------
      Total                                  8,721         14,147          10,881          7,827           7,535
General corporate expenses                   4,866          5,212           5,568          6,484           5,934
                                         ---------       --------        --------       --------        --------
Earnings from continuing operations
   before interest and income taxes      $   3,855       $  8,935        $  5,313       $  1,343        $  1,601
                                         =========       ========        ========       ========        ========
Earnings (loss) from continuing
   operations before income
      taxes (a)                          $    (967)      $  4,413        $  1,094       $ (2,873)       $ (2,360)
Provision (benefit) for income
   taxes (b)                                  (634)         1,826             700         (1,132)           (913)
                                         ---------       --------        --------       --------        --------
Earnings (loss) from continuing
   operations                                 (333)         2,587             394         (1,741)         (1,447)
Earnings (loss) from
   discontinued operations (c)                  --         (5,284)         (2,973)           489           1,728
Extraordinary loss on retirement
   of debt (d)                              (1,300)            --              --             --              --
                                         ---------       --------        --------       --------        --------
Net earnings (loss)                         (1,633)        (2,697)         (2,579)        (1,252)            281
Preferred stock dividends                      829            829             829            829             829
                                         ---------       --------        --------       --------        --------
Net loss applicable to
   common stockholders                   $  (2,462)      $ (3,526)       $ (3,408)      $ (2,081)       $   (548)
                                         =========       ========        ========       ========        ========
Earnings (loss) per common share:
   Earnings (loss) per common share
      from continuing
      operations (a) (b)                 $   (0.32)      $   0.48        $  (0.12)      $  (0.70)       $  (0.62)
   Earnings (loss) per common share
      from discontinued operations (c)          --          (1.44)          (0.81)          0.13            0.47
   Extraordinary loss per common share
      on retirement of debt (d)              (0.35)            --              --             --              --
                                         ---------       --------        --------       --------        --------
   Net loss per common share             $   (0.67)      $  (0.96)       $  (0.93)      $  (0.57)       $  (0.15)
                                         =========       ========        ========       ========        ========
   Cash dividends per common
       share                             $      --       $     --        $     --       $    .33        $    .44
                                         =========       ========        ========       ========        ========

(a) The 1993 segment loss for Consumer Products includes a $4,500,000 pre-tax loss ($2,754,000 after-tax or $0.75 per common share) for the expected costs associated with the relocation of the Company's home canning cap and lid manufacturing operations. See Note 2 of notes to consolidated financial statements for further information.
(b) The benefit for income taxes for 1993 includes a tax benefit of $369,000 ($0.10 per common share) related to a reduction in the income tax valuation reserve. See Note 4 of notes to consolidated financial statements for further information.
(c) See Note 3 of notes to consolidated financial statements for information regarding discontinued operations.
(d) See Note 7 of notes to consolidated financial statements for information regarding the extraordinary loss on retirement of debt.

Years Ended December 31,                    1993           1992            1991           1990            1989
- - ------------------------                 ---------       --------        --------       --------        --------
                                                                    (in thousands)
Net property, plant and equipment -
   continuing operations                 $  40,424       $ 36,383        $ 34,395       $ 36,240        $ 34,995
Depreciation and amortization -
   continuing operations                     7,364          6,651           6,209          6,208           5,857
Capital expenditures -
   continuing operations (e)                11,256          8,359           4,391          6,980           6,919
Total assets                               117,349        105,232         165,883        165,614         177,912
Senior long-term debt                       50,000             --          55,647         52,607          51,690
Subordinated long-term debt                     --         40,000          40,000         40,000          40,000
                                         =========       ========        ========       ========        ========
Stockholders' equity before
   pension adjustment                    $  34,899       $ 36,464        $ 38,338       $ 40,091        $ 41,375
Excess of additional pension liability
   over unrecognized prior service cost,
   net of tax benefits                      (6,835)            --              --             --              --
                                         ---------       --------        --------       --------        --------
Stockholders' equity                     $  28,064       $ 36,464        $ 38,338       $ 40,091        $ 41,375
                                         =========       ========        ========       ========        ========
Weighted average number of
   common shares outstanding                 3,669          3,675           3,675          3,675           3,666
                                         =========       ========        ========       ========        ========

(e) During 1991 and 1990, in addition to the capital expenditures shown above, the Company entered into long-term operating leases for manufacturing equipment costing $1,623,000 and $1,331,000, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF CONTINUING OPERATIONS -- 1993 COMPARED TO 1992

Net sales of the Company increased to $127,372,000 in 1993 from $126,610,000 in 1992.

Net sales of the Plastic Products segment increased 6.5% to $98,533,000 in 1993 from 1992. The Company's plastic products manufacturing facilities operated at approximately 83% of capacity during 1993.

The Plastic Products segment manufactures a variety of plastic closures, prescription packaging products, bottles and jars. Although unit sales of these products have generally increased in recent years, sales and profitability of these products could be affected in the future by the availability and pricing of resin.

Net sales of the Consumer Products segment decreased 15.3% to $28,839,000 in 1993 compared to 1992 due primarily to lower unit sales as a result of adverse weather conditions in many areas of the country where the Company markets home canning supplies. The cap and lid manufacturing facility of the Consumer Products Business operated at approximately 76% of capacity in 1993.

In 1994 the Company will relocate its home canning cap and lid manufacturing operations from Chicago, Illinois to a new manufacturing facility in Jackson, Tennessee and permanently cease operations in its leased facility in Chicago. The Company expects that this relocation will result in improved efficiencies and cost reductions of approximately $3,000,000 pre-tax per year. Relocation to Jackson is expected to be completed by the end of 1994, with partial savings to be realized in 1995. Full savings are expected to be realized in 1996.

Home canning supplies sales of the Consumer Products Business are dependent upon favorable growing conditions for fruits and vegetables. Thus, unfavorable growing conditions such as occurred in 1993 will reduce sales of home canning supplies.In addition, the Company believes that the demand for home canning supplies has declined in recent years. If this decline were to increase materially, it could have an adverse effect on the Company.

Cost of sales of the Company increased slightly to $88,922,000 in 1993 compared to $88,730,000 in 1992.

Selling, warehouse, general and administrative expenses increased 4.0% to $30,095,000 in 1993 compared to $28,945,000 in 1992.

The Company recorded a pre-tax reserve in 1993 for the expected costs associated with the relocation of the home canning cap and lid manufacturing operations of $4,500,000. The pre-tax loss consists primarily of accruals for
i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $2,500,000, ii) asset retirement and related facility closing costs of approximately $1,000,000 and iii) moving and relocation costs of approximately $700,000. Primarily all these costs will ultimately require cash payments. Approximately $3,000,000 of these costs are expected to require cash payments during 1994.

Earnings from continuing operations before the loss on relocation, interest and income taxes decreased $580,000 to $8,355,000 in 1993 from $8,935,000 in 1992, due primarily to lower earnings in the Consumer Products Business.

Segment earnings of the Plastic Products Business, the larger of the Company's two businesses, increased 25% to a record $11,428,000 in 1993, compared to $9,165,000 in 1992, primarily due to higher sales. Segment earnings of the Consumer Products Business excluding the loss on plant relocation declined to $1,793,000 in 1993, compared to $4,982,000 in 1992, due primarily to lower sales as a result of adverse weather conditions in many areas of the country where the Company markets home canning supplies.

The decrease in the income tax provision in 1993 compared to 1992 is due to lower pre-tax earnings and the recognition of an income tax benefit of $369,000 related to a reduction in the income tax valuation reserve.

During 1993, the Company incurred an after-tax loss of $1,300,000 in connection with the refinancing on September 21, 1993 of its 13% Subordinated Notes and the termination of its revolving credit facility. The extraordinary loss included interest expense on the 13% Subordinated Notes from September 21, 1993 through December 15, 1993 and the write-off of unamortized debt fees and related costs.

Due to competitive pressures, there are occasions when the Company is unable to pass through to customers the full extent of cost increases. Other than the inability on all occasions to pass on cost increases, inflation and changes in prices did not have a material effect on the Company's results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


RESULTS OF CONTINUING OPERATIONS -- 1992 COMPARED TO 1991

Net sales of the Company increased to $126,610,000 in 1992 from $125,598,000 in 1991.

Net sales of the Plastic Products segment decreased 1.0% to $92,557,000 in 1992 from 1991. The Company's plastic products manufacturing facilities operated at approximately 84% of capacity during 1992.

Net sales of the Consumer Products segment increased 5.9% to $34,053,000 in 1992 compared to 1991 due primarily to increased sales of home canning supplies.

The cap and lid manufacturing facility of the Consumer Products Business operated at approximately 50% of capacity in 1992.

Cost of sales of the Company decreased 2.7% to $88,730,000 in 1992 compared to 1991.

Selling, warehouse, general and administrative expenses decreased slightly to $28,945,000 in 1992 from $29,093,000 in 1991.

Earnings from continuing operations before interest and income taxes increased $3,622,000 in 1992 from 1991, due primarily to higher sales and earnings in the Consumer Products Business. Earnings of the Plastic Products Business improved slightly in 1992 compared to 1991.

The increase in the income tax provision in 1992 compared to 1991 is due to higher pre-tax earnings.

RESULTS OF DISCONTINUED OPERATIONS -- 1992 COMPARED TO 1991

The Metal Crown Business was sold in late 1992.

The after-tax loss from the operations of the discontinued Metal Crown Business increased in 1992 to $2,684,000 compared to $2,540,000 in 1991.

The sale of the Metal Crown Business resulted in a pre-tax loss of $3,000,000 ($2,600,000 after-tax or $0.71 per common share). The amount of the tax benefit that could be immediately recognized against the pre-tax loss was limited under accounting rules.

The discontinued Commercial Glass Container Business which was sold in early 1992 had no effect on earnings in 1992.

During 1991, the after-tax earnings of the discontinued Commercial Glass Container Business were $1,663,000, the after-tax loss on sale of the Commercial Glass Container Business was $2,982,000 and the cumulative effect of a change in method of accounting for machine repair parts related to the Commercial Glass Container Business resulted in after-tax earnings of $886,000.

LIQUIDITY AND CAPITAL RESOURCES

On September 21, 1993, the Company sold $50 million principal amount of unsecured Senior Notes to a group of insurance companies. The Senior Notes consist of $41,000,000 of 10-year notes with an interest rate of 9.45% and $9,000,000 of 6-year notes with an interest rate of 8.99%. Sinking fund payments begin under the 10-year notes in 1998 and under the 6-year notes in 1997. A portion of the proceeds from that sale was used to redeem all of the $40,000,000 principal amount of 13% Subordinated Notes on December 15, 1993 at par. The remaining proceeds are being used for working capital.

During February 1992, the Company sold its Commercial Glass Container Business for a cash payment of approximately $68,000,000. The proceeds from the sale of the Commercial Glass Container Business were used to repay all amounts outstanding under the Company's then-existing bank credit agreements and ESOP bank loan agreements, and such agreements were terminated. During December 1992, the Company sold its Metal Crown Business for a cash payment of approximately $7,200,000. During 1993 and 1992, collection of accounts receivable and payment of accounts payable and accrued and other expenses associated with the discontinued operations used cash of $2,500,000 and $7,974,000, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


Cash flow provided by financing activities was a significant source of liquidity during 1993. Cash flow provided by continuing operations was a significant source of liquidity during 1992 and 1991. Cash flow from continuing operations in 1993 was reduced by increased working capital requirements.

The Company's continuing operations spent $11,256,000, $8,359,000 and $4,391,000 on capital expenditures in 1993, 1992 and 1991, respectively.
During 1991, in addition to these capital expenditures, the Company entered into long-term operating leases for manufacturing equipment costing $1,623,000. Capital expenditures of approximately $17,000,000 are planned for continuing operations in 1994.

Since the third quarter of 1990, the Company has not declared any dividends on its Common Stock. The Company's Senior Note Agreement limits the payment of dividends on Common Stock.

On November 8, 1993, the Company entered into two $6,000,000 short-term lines of credit with two banks to provide for working capital. The Company had no borrowings outstanding under its working capital credit facilities as of December 31, 1993 or 1992. During 1991, the Company increased by $4,600,000 its borrowings under its then-existing bank credit agreement.

The Company previously maintained a $5,000,000 letter of credit fully collateralized by a certificate of deposit to secure the obligations of the Company to indemnify its Directors and Officers. During 1992, the Company terminated the letter of credit and liquidated the related long- term certificate of deposit, resulting in cash proceeds of $5,000,000 to the Company.

During 1993, the Company redeemed $1,000,000 of Industrial Development Revenue Bonds.

The ratio of current assets to current liabilities at December 31, 1993 and 1992 was 3.0 and 2.8, respectively. At December 31, 1993 and 1992, the ratio of total debt to total capitalization was 64.1% and 52.9%, respectively. The increase in the ratio of total debt to total capitalization at December 31, 1993 compared to December 31, 1992 was due primarily to the reduction in stockholders' equity relating to pensions and the sale of $50 million principal amount of senior notes.

Accounting rules require that pension liabilities be discounted at an interest rate equal to the rate on longer-term, high-quality debt instruments. As a result of the downward trend in interest rates in 1993, the Company has lowered its assumed discount rate used for pension accounting from 9% at December 31, 1992 to 7.5% at December 31, 1993. This change in discount rate increased the Company's pension liability by $11,286,000 and reduced stockholders' equity by $6,835,000. The amount of this adjustment will be increased or decreased at the end of each year depending on future changes in interest rates. This adjustment did not have any effect on 1993 earnings.

The Company has recorded a deferred income tax asset of $6,629,000 on its Consolidated Balance Sheet as of December 31, 1993. In order to fully realize this deferred income tax asset, the Company will need to generate future taxable income of at least approximately $27 million in the aggregate prior to expiration of net operating loss carryforwards which will begin to expire in 2006. Based upon the Company's recent pre-tax earnings, adjusted for significant nonrecurring items, and projections of future taxable income over the period in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of the deferred income tax asset. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

At December 31, 1993, the Company had unused sources of liquidity consisting of cash and cash equivalents of $11,329,000, unused committed credit under the bank lines of credit of $12,000,000 of which $9,738,000 could be borrowed under the terms of the Company's Senior Note Agreement, a tax net operating loss carryforward of $1,854,000, a minimum tax credit carryforward of $1,693,000 and other tax credit carryforwards of $282,000.