Form 10-K, Exhibit 13
KERR GROUP INC
filed 1995-03-30
CIK 55454

                                                                   EXHIBIT 13.1
PRICE RANGE AND DIVIDENDS OF COMMON STOCK
AND PREFERRED STOCK

The Company's Common Stock and Preferred Stock are both listed on the New York Stock Exchange. As of February 21, 1995, there were approximately 1,139 and 173 holders of record of the Company's Common Stock and Preferred Stock, respectively. The following table summarizes the prices of the Common Stock and Preferred Stock on the New York Stock Exchange Composite Tape and quarterly cash dividends:


------------------------------------------------------------------------------------------------------------------------
                                                        Common Stock                          Preferred Stock
------------------------------------------------------------------------------------------------------------------------
                                                                         Cash                                    Cash
Calendar Year                                   High       Low         Dividends        High        Low        Dividends
------------------------------------------------------------------------------------------------------------------------
1994
First Quarter                                   $10        $8 1/8      $--              $21         $19 1/4    $.425
Second Quarter                                   10 5/8     8           --               22          19 3/4     .425
Third Quarter                                     9 1/2     8 1/8       --               20 3/4      19 7/8     .425
Forth Quarter                                     9 1/2     8 1/8       --               20 1/2      19 1/8     .425
                                               --------------------------------------------------------------------------
1993
First Quarter                                   $ 8 7/8     $6 1/2     $--               $21 1/4     $18 3/4   $.425
Second Quarter                                    9 1/4      6 3/4      --                21 1/2      19 7/8    .425
Third Quarter                                     8 3/4      6 3/8      --                22 3/8      20        .425
Fourth Quarter                                    9 1/4      7 7/8      --                22 3/8      20 1/4    .425
                                               ==========================================================================


The annual cumulative Preferred Stock dividend requirement as of December 31, 1994, was $829,000. The payment of Common Stock dividends is restricted by the Company's Senior Note agreement. Under the most restrictive covenant of such agreement, $500,000 was available for the payment of dividends on Common Stock as of December 31, 1994.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Kerr Group, Inc.:

We have audited the accompanying consolidated balance sheets of Kerr Group, Inc.
(Kerr) as of December 31, 1994 and 1993, and the related consolidated statements of earnings (loss), common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kerr at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and income taxes in 1993.

[SIG]

Los Angeles, California
February 28, 1995

FINANCIAL REVIEW
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

-------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                   1994           1993           1992
-------------------------------------------------------------------------------------------------------------
                                                                      (in thousands, except per share amounts)
Net sales                                                             $ 139,156      $ 127,372      $ 126,610
Cost of sales                                                            96,356         88,922         88,730
                                                                      ---------------------------------------
   Gross profit                                                          42,800         38,450         37,880
Selling, warehouse, general and administrative expenses                  32,435         30,095         28,945
Loss on plant relocation                                                   --            4,500           --
Interest expense                                                          4,985          5,680          5,815
Interest and other income                                                  (369)          (858)        (1,293)
                                                                      ---------------------------------------
   Earnings (loss) from continuing operations before income taxes         5,749           (967)         4,413

Provision (benefit) for income taxes                                      2,345           (634)         1,826
                                                                      ---------------------------------------
   Earnings (loss) from continuing operations                             3,404           (333)         2,587

Loss from discontinued operations, after applicable income
   tax benefit of $2,104                                                   --             --           (5,284)

Extraordinary loss on retirement of debt, after
   applicable income tax benefit of $632                                   --           (1,300)          --
                                                                      ---------------------------------------
   Net earnings (loss)                                                    3,404         (1,633)        (2,697)

Preferred stock dividends                                                   829            829            829
                                                                      ---------------------------------------
   Net earnings (loss) applicable to common stockholders              $   2,575      $  (2,462)     $  (3,526)
                                                                      =======================================
Earnings (loss) per common share:
   Earnings (loss) per common share from continuing operations        $    0.70      $   (0.32)     $    0.48
   Loss per common share from discontinued operations                      --             --            (1.44)
   Extraordinary loss per common share on retirement of debt               --            (0.35)          --
                                                                      ---------------------------------------
      Net earnings (loss) per common share                            $    0.70      $   (0.67)     $   (0.96)
                                                                      =======================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                        1994            1993
--------------------------------------------------------------------------------------------------------------------
                                                                                               (in thousands)
ASSETS
Current assets
   Cash and cash equivalents                                                               $   2,261        $ 11,329
   Receivables - primarily trade accounts, less allowance for doubtful accounts
      of $170 in 1994 and $578 in 1993                                                        16,312          13,533
   Inventories
      Raw materials and work in process                                                       11,156           8,906
      Finished goods                                                                          23,134          19,126
                                                                                           -------------------------
      Total inventories                                                                       34,290          28,032
   Prepaid expenses and other current assets                                                   4,526           4,409
                                                                                           -------------------------
      Total current assets                                                                    57,389          57,303
                                                                                           -------------------------
Property, plant and equipment, at cost
   Land                                                                                          427             427
   Buildings and improvements                                                                 12,577          12,476
   Machinery and equipment                                                                    84,462          74,748
   Furniture and office equipment                                                              5,381           3,001
                                                                                           -------------------------
                                                                                             102,847          90,652
   Accumulated depreciation and amortization                                                 (54,506)        (50,228)
                                                                                           -------------------------

      Net property, plant and equipment                                                       48,341          40,424

Deferred income taxes                                                                          2,192           4,747
Goodwill and other intangibles, net of amortization of $1,812 in 1994 and
   $2,122 in 1993                                                                              6,622           6,645
Other assets                                                                                   9,156           8,230
                                                                                           -------------------------
                                                                                           $ 123,700        $117,349
                                                                                           =========================



See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                        1994            1993
--------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Short-term debt                                                                         $   5,500        $     --
   Accounts payable                                                                           13,445           9,573
   Accrued expenses                                                                            3,862           9,089
                                                                                           -------------------------
      Total current liabilities                                                               22,807          18,662
                                                                                           -------------------------


Pension liability                                                                             15,230          18,321
Other long-term liabilities                                                                    2,610           2,302



Senior long-term debt                                                                         50,000          50,000


Stockholders' equity

   Preferred Stock, 487 shares authorized and issued,
      at liquidation value of $20 per share                                                    9,748           9,748
   Common Stock, $.50 par value per share, 20,000 shares authorized,
      4,220 shares issued in 1994 and 4,210 shares issued in 1993                              2,110           2,105
   Additional paid-in capital                                                                 27,210          27,145
   Retained earnings                                                                          11,995           9,420
   Treasury Stock, at cost, 543 shares                                                       (12,803)        (12,803)
   Excess of additional pension liability over unrecognized

      prior service cost, net of tax benefits                                                 (5,207)         (6,835)
   Notes receivable from ESOP Trusts                                                              --            (716)
                                                                                           -------------------------
      Total stockholders' equity                                                              33,053          28,064
                                                                                           -------------------------
                                                                                           $ 123,700        $117,349
                                                                                           =========================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                               1994            1993            1992
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  (in thousands)
CASH FLOW PROVIDED (USED) BY OPERATIONS
Continuing operations:
   Earnings (loss) from continuing operations                                    $    3,404        $   (333)       $  2,587
   Add (deduct) noncash items included in earnings (loss)
      from continuing operations

         Depreciation and amortization                                                7,731           7,364           6,651
         Reserve for loss on plant relocation, net of tax                                --           2,754              --
         Change in deferred income taxes                                              1,705             159            (225)
         Reduction in accrued long-term pension liability, net                         (266)         (1,116)         (2,413)
         Other, net                                                                      62            (624)           (355)
   Changes in other operating working capital

      Receivables                                                                    (2,779)         (2,186)           (555)
      Inventories                                                                    (6,258)         (5,712)          1,422
      Prepaid expenses                                                                 (133)           (885)         (1,279)
      Accounts payable                                                                3,872             729           1,384
      Accrued expenses                                                                 (913)           (541)           (508)
                                                                                 ------------------------------------------
      Cash flow provided (used) by continuing operations                              6,425            (391)          6,709

Cash flow used by discontinued operations                                                --              --          (3,121)
                                                                                 ------------------------------------------
      Total cash flow provided (used) by operations                                   6,425            (391)          3,588
                                                                                 ------------------------------------------

CASH FLOW PROVIDED (USED) BY INVESTING ACTIVITIES
Continuing operations:

   Capital expenditures                                                             (15,648)        (11,256)         (8,359)
   Payments associated with relocation of home canning cap and lid operations        (3,005)             --              --
   Proceeds from liquidation of long-term certificate of deposits                     1,000              --           5,000
   Other, net                                                                          (699)         (1,338)            256

Discontinued operations:

   Proceeds from the sale of the Commercial Glass Container Business                     --              --          67,719
   Proceeds from the sale of the Metal Crown Business                                    --              --           7,208
   Collection of accounts receivable, and payment of accounts payable

      and accrued and other expenses                                                 (2,598)         (2,500)         (7,974)
   Capital expenditures and other                                                        --              --          (2,553)
                                                                                 ------------------------------------------
      Cash flow provided (used) by investing activities                             (20,950)        (15,094)         61,297
                                                                                 ------------------------------------------

CASH FLOW PROVIDED (USED) BY FINANCING ACTIVITIES

   Net borrowings under lines of credit                                               5,500              --              --
Issuance of senior debt                                                                  --          50,000              --

   Extinguishment of subordinated debt                                                   --         (41,131)             --
   Borrowings (repayments) under Bank Credit Agreements, net                             --              --         (53,000)
   Other long-term debt retirements                                                      --          (1,000)         (3,207)
   Dividends paid                                                                      (829)           (829)           (829)
   Other, net                                                                           786             523             843
                                                                                 ------------------------------------------
      Cash flow provided (used) by financing activities                               5,457           7,563         (56,193)
                                                                                 ------------------------------------------
CASH AND CASH EQUIVALENTS
   Increase (decrease) during the year                                               (9,068)         (7,922)          8,692
   Balance at beginning of the year                                                  11,329          19,251          10,559
                                                                                 ------------------------------------------
      Balance at end of the year                                                 $    2,261        $ 11,329        $ 19,251
                                                                                 ==========================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1994, 1993 and 1992
-------------------------------------------------------------------------------------------------------------------------------
                                    Number Of                                                      Excess Of
                                    Shares Of                                                   Additional Pension     Notes
                                     Common               Additional                             Liability Over      Receivable
                                      Stock      Common    Paid-In     Retained     Treasury      Unrecognized       From ESOP
                                   Outstanding    Stock    Capital     Earnings       Stock     Prior Service Cost     Trusts
-------------------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands)

Balance, December 31, 1991             3,675    $ 2,105   $  27,021   $ 15,408    $ (12,737)        $    --           $(3,207)

Net loss                                  --         --          --     (2,697)          --              --                --
Dividends on Preferred Stock              --         --          --       (829)          --              --                --
Repayments on ESOP Trusts
   notes receivable                       --         --          --         --           --              --             1,560
Restricted Stock Plan                     --         --          92         --           --              --                --
                                       --------------------------------------------------------------------------------------
Balance, December 31, 1992             3,675      2,105      27,113     11,882      (12,737)             --            (1,647)
                                       --------------------------------------------------------------------------------------
Net loss                                  --         --          --     (1,633)          --              --                --
Dividends on Preferred Stock              --         --          --       (829)          --              --                --
Pension adjustment                        --         --          --         --           --          (6,835)               --
Repayments on ESOP Trusts
   notes receivable                       --         --          --         --           --              --               931
Purchase of common stock                  (8)        --          --         --          (66)             --                --
Restricted Stock Plan                     --         --          32         --           --              --                --
                                       --------------------------------------------------------------------------------------
Balance, December 31, 1993             3,667      2,105      27,145      9,420      (12,803)        (6,835)              (716)
                                       --------------------------------------------------------------------------------------
Net earnings                              --         --          --      3,404           --              --                --
Dividends on Preferred Stock              --         --          --       (829)          --              --                --
Pension adjustment                        --         --          --         --           --           1,628                --
Repayments on ESOP Trusts
   notes receivable                       --         --          --         --           --              --               716
Issuance of Common Stock under

   stock option plans                     10          5          65         --           --              --                --
                                       --------------------------------------------------------------------------------------
Balance, December 31, 1994             3,677    $ 2,110   $  27,210   $ 11,995    $ (12,803)        $(5,207)          $    --
                                       ======================================================================================

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

Depreciation, Maintenance And Repairs

Depreciation of property, plant and equipment is provided by the use of the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives used in computing the depreciation provisions are as follows:

   Buildings and improvements                                 5 to 30 years
   Machinery and equipment                                    3 to 15 years
   Furniture and equipment                                    5 to 10 years

The policy of the Company is to charge amounts expended for maintenance and repairs to expense and to capitalize expenditures for major replacements and betterments.

Goodwill And Other Intangibles

The excess of cost over net tangible assets of the business acquired during 1987 is amortized on a straight-line basis over 40 years. Other intangible assets are being amortized by the use of the straight-line method over their respective initial estimated lives ranging from 5 to 17 years.

The Company periodically evaluates goodwill to assess recoverability based upon expectations of future nondiscounted operating earnings related to the acquired business. Based upon the most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1994.

Revenue Recognition

The Company recognizes revenue as product is shipped. A reserve is provided for estimated end-of-season returns of home canning supplies as sales are recorded.

Pensions And Other Postretirement Benefits

Financial Accounting Standards Board Statement No. 87 (FASB No. 87) requires that a company record an additional minimum pension liability to the extent that a company's accumulated pension benefit obligation exceeds the fair value of pension plan assets and accrued pension liabilities. This additional minimum pension liability is offset by an intangible asset, not to exceed prior service costs of the pension plan. Amounts in excess of prior service costs are reflected as a reduction in stockholders' equity, net of related tax benefits.

Prior to 1993, the Company accounted for retiree health care and life insurance benefits on a pay-as-you-go basis. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (FASB No. 106). As more fully described in Note 5, the Company has elected to amortize the impact of FASB No. 106 ratably over 20 years.

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, Accounting for Income Taxes (FASB No. 109). Under the asset and liability method of FASB No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be 20 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) recovered or settled. Under FASB No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Fully diluted net earnings (loss) per common share reflect when dilutive 1) the incremental common shares issuable upon the assumed exercise of outstanding stock options and 2) the assumed conversion of the Preferred Stock and the elimination of the related Preferred Stock dividends. Antidilution occurred in 1994, 1993 and 1992.

Financial Statement Reclassification And Presentation

Certain reclassifications have been made to prior years' financial statements to conform to the 1994 presentation.

NOTE 2 - LOSS ON PLANT RELOCATION

During the fourth quarter of 1993, the Company recorded a pre-tax loss of approximately $4,500,000 ($2,754,000 after-tax or $0.75 per common share) associated with the relocation of its home canning cap and lid manufacturing operations from Chicago, Illinois to a new manufacturing facility in Jackson, Tennessee. The pre-tax loss consisted primarily of accruals for i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $2,500,000,
ii) asset retirement and related facility closing costs of approximately $1,000,000, and iii) moving and relocation costs of approximately $700,000. In 1994, the Company made cash payments related to such accruals for i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $1,500,000,
ii) asset retirement and related facility closing costs of approximately $600,000, iii) moving and relocation costs of approximately $600,000 and iv) other costs of approximately $300,000. In addition, during 1994, approximately $300,000 was charged against such accruals related to the book value of fixed assets retired. The remaining accruals primarily relate to retiree health costs and pensions which will be paid over a number of years.

NOTE 3 - INCOME TAXES

As discussed in Note 1, the Company adopted FASB No. 109, Accounting for Income Taxes, effective January 1, 1993. The cumulative effect of such change in the method of accounting for income taxes was not material.

Total income tax provision (benefit) for the years ended December 31, 1994 and 1993 was allocated as follows:

-----------------------------------------------------------------------------------------------
                                                                           1994            1993
-----------------------------------------------------------------------------------------------
                                                                          (in thousands)
Earnings (loss) from continuing operations                              $ 2,345         $  (634)
Extraordinary item                                                           --            (632)
Stockholders' equity, related to excess of pension liability
   over unrecognized prior service costs                                    878          (4,340)
                                                                        -----------------------
                                                                        $ 3,223         $(5,606)
                                                                        =======================

The provision (benefit) for income taxes related to continuing operations for the years ended December 31, 1994, 1993 and 1992 consists of the following:

-----------------------------------------------------------------------------------------------------------
                                                                       1994            1993            1992
-----------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Current
   U.S. Federal                                                     $    81          $  119         $ 1,426
   State                                                                 --              --             493
                                                                    ---------------------------------------
Total current                                                            81             119           1,919
                                                                    ---------------------------------------
Deferred
   U.S. Federal                                                       1,814            (637)             88
   State                                                                450            (116)           (181)
                                                                    ---------------------------------------
Total deferred                                                        2,264            (753)            (93)
                                                                    ---------------------------------------
      Total provision (benefit) for income taxes                    $ 2,345          $ (634)        $ 1,826
                                                                    =======================================

The significant components of deferred income taxes (benefits) related to continuing operations for the years ended December 31, 1994, 1993 and 1992 are as follows:

-----------------------------------------------------------------------------------------------------------
                                                                          1994          1993           1992
-----------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Reinstatement (reduction) of deferred income taxes
   attributable to recognition of alternative minimum tax
   credits and tax net operating loss carryforwards                    $  (541)       $   52        $ 3,653
Timing differences associated with the sales of
   discontinued operations                                               1,531         1,051         (3,483)
Timing differences associated with the loss on plant relocation          1,429        (1,368)            --
Additional costs inventoried for tax purposes                               64          (245)          (175)
Excess (deficit) of pension contributions paid over pension expense         46           448           (312)
Excess (deficit) of tax over book depreciation,
   including assets retired or sold                                        (19)         (327)           228
Other, net                                                                (246)         (364)            (4)
                                                                       ------------------------------------
      Total                                                            $ 2,264        $ (753)       $   (93)
                                                                       ====================================


Total provision (benefit) for income taxes related to continuing operations for the years ended December 31, 1994, 1993 and 1992 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings (loss) from continuing operations before income taxes as a result of the following:

-----------------------------------------------------------------------------------------------------------
                                                                       1994            1993            1992
-----------------------------------------------------------------------------------------------------------
                                                                               (in thousands)



Computed "expected" tax provision (benefit)                         $ 1,954          $ (329)        $ 1,500
Increase (reduction) in provision resulting from:
   State income tax provision (benefit),
      net of Federal income tax effect                                  231             (47)            213
   Change in the valuation allowance for deferred
      income tax assets                                                  --            (369)             --
   Other, net                                                           160             111             113
                                                                    ---------------------------------------
   Actual tax provision (benefit)                                   $ 2,345          $ (634)        $ 1,826
                                                                    =======================================

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at December 31, 1994 and 1993 are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                         1994            1993
-------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands)
Deferred income tax assets:
   Pension liabilities --
      Excess of additional pension liability over unrecognized prior service cost    $  3,462         $ 4,340
      Accrued pension liability                                                         1,490           1,495
   Accrued retiree health liability                                                       630             436
   Accrued reserves associated with discontinued operations                               350           1,830
   Accrued reserves associated with plant relocation                                       --           1,368
   Inventory                                                                              722             595
   Accrued vacation pay                                                                   383             444
   Tax credit carryforwards                                                             1,830           1,975
   Net operating loss carryforwards                                                     1,962             978
   Other                                                                                1,120             502
                                                                                     ------------------------
      Total gross deferred income tax assets                                           11,949          13,963
      Less valuation allowance                                                             --              --
                                                                                     ------------------------
      Deferred income tax assets, net of valuation allowance                           11,949          13,963
Deferred income tax liabilities:
   Property, plant and equipment, principally due to differences in depreciation       (5,146)         (5,110)
   Excess of book basis over tax basis of land and buildings formerly

      used as a glass container manufacturing plant                                    (1,795)         (1,746)
   Other                                                                                 (962)           (478)
                                                                                     ------------------------
      Total gross deferred income tax liabilities                                      (7,903)         (7,334)
                                                                                     ------------------------
Net deferred income tax assets                                                       $  4,046         $ 6,629
                                                                                     ========================

The valuation allowance for deferred income tax assets as of January 1, 1993, was $369,000. The net change in the valuation allowance during the year ended December 31, 1993, was a reduction of $369,000, or $0.10 per common share.

In order to fully realize the deferred income tax asset, the Company will need to generate future taxable income of at least $24,000,000 prior to expiration of net operating loss carryforwards which will begin to expire in 2006. Based upon the Company's recent pre-tax earnings, adjusted for significant nonrecurring items, and projections of future taxable income over the period in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of the deferred income tax asset. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

At December 31, 1994, the Company had net operating loss carryforwards for Federal income tax purposes of $4,524,000 which are available to offset future Federal taxable income, expiring in the years 2006 through 2009.

The Company also has an alternative minimum tax credit carryforward of $1,522,000 and other tax credit carryforwards (primarily investment tax credits) of $308,000, expiring in the years 1999 through 2009, which are available to reduce future Federal income taxes, if any.

The total net cash payments related to income taxes, which primarily represent Federal alternative minimum taxes and state taxes, were $761,000, $470,000 and $347,000 for 1994, 1993 and 1992, respectively.

NOTE 4 - ACCRUED EXPENSES

At December 31, 1994 and 1993, accrued expenses from continuing operations were as follows:

-------------------------------------------------------------------------------------------------------
                                                                                   1994            1993
-------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)

Accrued wages and vacation pay                                                  $ 1,879          $1,951
Accrued expenses associated with plant relocation                                   215           3,523
Accrued expenses associated with the sales of discontinued operations                --             990
Other accrued expenses                                                            1,768           2,625
                                                                                -----------------------
   Total accrued expenses                                                       $ 3,862          $9,089
                                                                                =======================


NOTE 5 - RETIREMENT BENEFITS

Pensions

The Company has a defined benefit pension plan and defined contribution pension plan, which cover substantially all employees. The defined benefit plan generally provides benefits based on years of service and average final pay. The defined contribution plan provides benefits based on a fixed percent of pay for each year of service. The Company's policy is to fund amounts sufficient to satisfy the funding requirements of the Employee Retirement Income Security Act of 1974. During 1994 and 1993, the Company funded $800,000 more than the accrued pension expense for the 1993 plan year. During 1993 and 1992, the Company funded $1,721,000 more than the accrued pension expense for the 1992 plan year.

Net pension expense related to continuing operations for the years ended December 31, 1994, 1993 and 1992 included the following components:

-----------------------------------------------------------------------------------------------------------
                                                                       1994            1993            1992
-----------------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Defined Benefit Plan:
   Service cost (benefit earned during period)                      $   564         $   472         $   471
   Interest cost on projected benefit obligation                      7,018           6,941           6,884
   Actual loss (return) on assets                                       597          (7,843)         (5,383)
   Net amortization and deferral                                     (6,552)          1,619            (427)
                                                                    ---------------------------------------
Defined Benefit Plan expense                                        $ 1,627         $ 1,189         $ 1,545
                                                                    =======================================
Defined Contribution Plan expense                                   $    17         $    21         $    30
                                                                    =======================================

The funded status of the defined benefit plans at December 31, 1994 and 1993 was as follows:

-----------------------------------------------------------------------------------------------------------
                                                                                       1994            1993
-----------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Actuarial present value
   Vested benefit obligation                                                       $ 81,605         $89,848
   Nonvested benefit obligation                                                       2,445           2,985
                                                                                   ------------------------
   Accumulated benefit obligation                                                    84,050          92,833
   Effect of future salary increases                                                  1,842           3,171
                                                                                   ------------------------
   Projected benefit obligation                                                      85,892          96,004
Plan assets at fair value (a)                                                        68,750          74,492
                                                                                   ------------------------
Projected benefit obligation in excess of plan assets                                17,142          21,512
Unrecognized net transition obligation                                                 (553)           (632)
Unrecognized prior service costs                                                       (663)           (903)
Unrecognized net loss                                                               (10,511)        (14,346)
                                                                                   ------------------------
Accrued pension liability before adjustment                                           5,415           5,631
Adjustment required to recognize additional minimum pension liability                 9,885          12,710
                                                                                   ------------------------
   Accrued pension liability related to the defined benefit plan                   $ 15,300         $18,341
                                                                                   ------------------------
   Accrued pension liability related to the defined contribution plan              $     17         $    26
                                                                                   ========================

(a)Plan assets include 118,200 shares of Company Common Stock at a value of $990,000 at December 31, 1994 and 1993.


In connection with recording the additional minimum pension liability pursuant to the provisions of FASB No. 87, the Company recorded a reduction in stockholders' equity of $5,207,000 at December 31, 1994, and $6,835,000 at December 31, 1993, and an intangible pension asset of $1,216,000 at December 31, 1994, and $1,535,000 at December 31, 1993.

The majority of all pension plan assets are held by a master trust created for the collective investment of the plan's funds, as well as in private placement insurance contracts. At December 31, 1994, assets held by the master trust consisted primarily of cash, U.S. government obligations, corporate bonds and common stocks.

The defined benefit plan assumptions as of December 31, 1994, 1993 and 1992 were as follows:

------------------------------------------------------------------------------
                                                 1994        1993         1992
------------------------------------------------------------------------------
Discount rate                                    8.75%        7.5%          9%
Increase in compensation rate                       5%          5%          5%
Long-term rate of return on assets                9.5%        9.5%        9.5%
                                                 =============================


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

Retiree Health Care And Life Insurance

The Company provides certain health care and life insurance benefits for retired employees and their spouses. The costs of such benefits are shared by retirees through one or more of the following: a) deductibles, b) copayments and c) retiree contributions. Salaried employees hired prior to September 1, 1992, and certain hourly employees may become eligible for those benefits if they reach retirement age while working for the Company. The Company will not provide retiree health care and life insurance benefits for salaried employees hired after September 1, 1992. Health care and life insurance benefits provided by the Company are not funded in advance, but rather are paid by the Company as the costs are actually incurred by the retirees.

As discussed in Note 1, effective January 1, 1993, the Company adopted FASB No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. FASB No. 106 requires a company to use an accrual method for recording retiree health care and life insurance benefits instead of the previously used pay-as-you-go method. The effect of this accounting change on 1993 results of operations was to increase retiree health care and life insurance expense by $640,000 from the amount that would have been recorded in 1993 under the previously used pay-as-you-go method. The adoption of FASB No. 106 at January 1, 1993, created a previously unrecognized accumulated postretirement benefit obligation of $13,195,000. As permitted under FASB No. 106, the Company has elected to amortize the $13,195,000 accumulated postretirement benefit obligation ratably over 20 years.

Prior to 1993, the Company recognized the expense for the cost of retiree health care and life insurance benefits as paid. During 1992, the cost of retiree health care and life insurance benefits with respect to both i) the retirees of continuing operations and ii) the retirees of discontinued operations, liability for which was retained by the Company, totalled $1,230,000. All such retiree costs were charged against continuing operations.

Retiree health care and life insurance expense related to continuing operations for the years ended December 31, 1994 and 1993 included the following components:

-----------------------------------------------------------------------------------------------------------
                                                                                       1994            1993
-----------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Retiree health care and life insurance plans:
   Service cost (benefit earned during period)                                    $      54         $    83
   Interest cost on accumulated benefit obligation                                    1,082           1,187
   Actual return on assets                                                               --              --
   Net amortization and deferral                                                        624             660
                                                                                  -------------------------
Retiree health care and life insurance expense                                    $   1,760         $ 1,930
                                                                                  =========================

The funded status of the retiree health care and life insurance plans at December 31, 1994 and 1993 was as follows:

-----------------------------------------------------------------------------------------------------------
                                                                                       1994            1993
-----------------------------------------------------------------------------------------------------------
                                                                                      (in thousands)
Actuarial present value of accumulated postretirement benefit obligation:
   Retirees                                                                       $   9,083         $11,400
   Fully eligible active participants                                                 1,428           1,400
   Other active participants                                                            739             700
                                                                                  -------------------------
   Accumulated benefit obligation                                                    11,250          13,500
Plan assets at fair value                                                                --              --
                                                                                  -------------------------
Accumulated benefit obligation in excess of plan assets                              11,250          13,500
Unrecognized net transition obligation                                              (11,237)        (11,790)
Unrecognized prior service costs                                                         --              --
Unrecognized net gain (loss)                                                          1,563            (325)
                                                                                  -------------------------
Accrued postretirement benefit liability                                          $   1,576         $ 1,385
                                                                                  =========================

The retiree health care and life insurance plans assumptions are as follows:

--------------------------------------------------------------------------------------------------------------
                                              December 31,              December 31,                January 1,
                                                      1994                      1993                      1993
--------------------------------------------------------------------------------------------------------------
Discount rate                                        8.75%                      7.5%                      9.0%
Health care cost trend rates--
   Indemnity plans               8.75% trending down to 6%    9% trending down to 6%   15% trending down to 7%
   Managed care plans            6.75% trending down to 4%    7% trending down to 4%   13% trending down to 5%
                                 =============================================================================


The effect of a one percentage point annual increase in these assumed cost trend rates at December 31, 1994, would increase the postretirement benefit obligation by approximately $450,000 and would increase the service and interest cost components of the annual expense by approximately $40,000.


NOTE 6 - DEBT

At December 31, 1994 and 1993, the Company's long-term debt consisted of $50,000,000 principal amount of Senior Notes payable to a group of insurance companies consisting of John Hancock Mutual Life Insurance Company, New York Life Insurance Company and Massachusetts Mutual Life Insurance Company. The Senior Notes were issued on September 21, 1993, and consist of $41,000,000 of 10-year notes with an interest rate of 9.45% and $9,000,000 of 6-year notes with an interest rate of 8.99%. Sinking fund payments begin under the 10-year notes in 1998 and under the 6-year notes in 1997. The Senior Notes are unsecured.

The Senior Notes contain various covenants including covenants relating to coverage of fixed charges, minimum level of tangible net worth, limitation on leverage and limitation on restricted payments, for which payments are defined to include Common Stock dividends. Under these covenants, at December 31, 1994, $500,000 was available for the payment of Common Stock dividends.

A portion of the proceeds from the sale of the Senior Notes was used to redeem all of the $40,000,000 principal amount of 13% Subordinated Notes on December 15, 1993, at par.

During the third quarter of 1993, the Company incurred an after-tax loss of $1,300,000, or $0.35 per common share, in connection with the refinancing on September 21, 1993, of its 13% Subordinated Notes and the termination of its revolving credit facility. The extraordinary loss included interest expense on the 13% Subordinated Notes from September 21, 1993 through December 15, 1993 (the date on which the Subordinated Notes were redeemed at par) and the write-off of unamortized debt fees and related costs.

The mandatory principal payments for the next five years on the outstanding long-term debt at December 31, 1994, are as follows:

---------------------------------------------------------------------------
Years Ended December 31,
---------------------------------------------------------------------------
                                                             (in thousands)
1995                                                                $    --
1996                                                                     --
1997                                                                  3,000
1998                                                                  9,833
1999                                                                  9,833
2000 and thereafter                                                  27,334
                                                                    =======

At December 31, 1994, the Company had two unsecured $10,000,000 short-term lines of credit to provide for the seasonal working capital needs of the Company. Both $10,000,000 lines of credit are committed through April 30, 1995. One of the $10,000,000 lines of credit provides for borrowings to bear interest at either the prime rate of the lender or, alternatively, the Eurodollar rate plus 1.5% and charges a facility fee of 0.5% per annum on the commitment (the Eurodollar Line of Credit). The other $10,000,000 line of credit provides for borrowings to bear interest at the prime rate of the lender and charges a facility fee of 0.75% per annum on the commitment (the Prime Line of Credit). The lines of credit contain covenants identical to the Senior Notes.

During 1994, the Company had maximum borrowings outstanding under its lines of credit of $5,500,000. During 1994, the weighted average interest rate under its lines of credit was 7.3% and the weighted average borrowings outstanding under its lines of credit was $1,544,000. During 1993, the Company had no borrowings under either its lines of credit or its revolving credit facility which was terminated on September 21, 1993.

In January 1995, the Company entered into a two-year agreement with a bank to sell its trade accounts receivable on a nonrecourse basis. Under the facility, the maximum amount that can be advanced to the Company pursuant to the sale of trade accounts receivable at any time is $5,000,000 through April 30, 1995, and $10,000,000 thereafter. The Company retains collection and service responsibility, as agent for the purchaser, over any receivables sold. This facility reduced the committed amount of the Eurodollar Line of Credit to $5,000,000 through April 30, 1995, at which time the line of credit is terminated.

In February 1995, the commitment of the Prime Line of Credit was extended to April 30, 1996.

Total cash payments of interest (including duplicative interest related to the refinancing of the Subordinated Notes and interest allocated to discontinued operations) during 1994, 1993 and 1992 were $4,743,000, $6,501,000 and
$6,358,000, respectively.

NOTE 7 - PREFERRED STOCK

Class B Preferred Stock

At December 31, 1994 and 1993, the Company was authorized to issue 1,302,300 shares of Class B Preferred Stock, par value $.50 per share, which may be issued in series from time to time at the discretion of the Board of Directors. Holders of all series of Class B Preferred Stock share ratably as to rights to payment of dividends and to amounts payable in event of liquidation, dissolution or winding up of the Company. No dividends or payments in liquidation may be made with respect to Common Stock or any other stock ranking junior as to dividends or assets to the Class B Preferred Stock unless all accumulated dividends and sinking fund payments on the Class B Preferred Stock have been paid in full and, in the event of liquidation, unless the accumulated dividends and the liquidation preference of the Class B Preferred Stock have been paid.

Series D

At December 31, 1994 and 1993, the Company had 487,400 shares of Class B Cumulative Convertible Preferred Stock, Series D (Preferred Stock), issued and outstanding. Holders of the Preferred Stock are entitled to a cumulative dividend, payable quarterly, at the annual rate of 8.5% ($1.70 per share). The Preferred Stock is redeemable at the option of the Company at any time, in whole or in part, at a price of $20.00 per share. No purchases or redemptions of or dividends on Common Stock may occur unless all accumulated dividends have been paid on the Preferred Stock.

Each share of Preferred Stock has a liquidating value of $20.00 per share and is convertible into Common Stock at the rate of 1.4545 shares of Common Stock for each share of Preferred Stock (equivalent to a conversion price of $13.75 per common share), subject to adjustment under certain conditions. At December 31, 1994, a total of 708,923 shares of Common Stock was reserved for issuance upon conversion of the Preferred Stock.

If six quarterly dividends on the Preferred Stock are unpaid, the holders of Preferred Stock shall have the right, voting as a class, to elect two additional persons to the Board of Directors of the Company until all such dividends have been paid.

NOTE 8 - COMMON STOCK

Employee Stock Ownership Plans

The Company has two employee stock ownership plans, the Kerr Group, Inc. Employee Incentive Stock Ownership Plan Trust formed in 1985 (ESOP I) and the Kerr Group, Inc. 1987 Employee Incentive Stock Ownership Plan Trust formed in 1987 (ESOP II). Both plans are for the benefit of employees of the Company. The Company borrowed funds from a group of banks, which in turn were loaned to the plans for the purpose of purchasing shares of the Company's Common Stock. The bank loans were repaid on February 28, 1992. The related Company loan to ESOP I was repaid during 1993 and the loan to ESOP II was repaid during 1994.

ESOP I and ESOP II obtained the funds to repay loans primarily through the receipt of tax deductible contributions made by the Company. The Company funded such contributions primarily through the reduction of compensation and benefits, and deferral of salary increases which it would otherwise have provided to its employees. Total contribution expense for these plans related to continuing operations was $472,000, $633,000 and $955,000 in 1994, 1993 and 1992,
respectively. For financial statement purposes, the bank loans were reflected as a liability and the Company's loans to ESOP I and ESOP II were reflected as a reduction in stockholders' equity.

Stock Options

Under the Company's Stock Option Plans for employees, options may be granted at a price determined by the Stock Option Committee of the Board of Directors, which may be less than market value. Options may be exercised during periods established by such Committee; however, in no event may any option be exercised more than ten years after the date of grant. All of the Company's currently outstanding options generally vest in cumulative installments of 20% per year commencing on the date of grant. Such options become exercisable in full upon the occurrence of certain enumerated events, including certain changes in control of the Company.

The options granted beginning in 1992 provide that the Company's stock price must equal or exceed a triggering price per Common Share, which is higher than the exercise price of the option, for ten consecutive trading days for the options to be exercisable. The options granted during 1994 had triggering prices ranging from $14.16 to $15.56 per Common Share and the options granted during 1993 had triggering prices of $12.50 per Common Share. The options granted during 1992 had triggering prices of $10 per Common Share, which requirement was met during 1994, and the options issued during 1992 are now exercisable.

The following tabulation summarizes changes under the Company's Stock Option Plans for employees during the years ended December 31, 1994, 1993 and 1992.

-----------------------------------------------------------------------------------------------------------------------
                                     1994                           1993                          1992
                             ------------------------------------------------------------------------------------------
                             Number Of                     Number Of                     Number Of
                               Options      Price Range      Options     Price Range       Options    Price Range
                             ------------------------------------------------------------------------------------------
Options Outstanding:
   Beginning of year           274,000   $5 3/8  - 8 5/16    198,850   $5 3/8 - 11 7/16    127,750    $ 7 1/8 - 11 7/16

   Granted                       6,500    9 7/16 - 10 3/8    157,500        8 -  8 5/16     90,000               5 3/8
   Exercised                   (10,400)   5 3/8  - 7 1/8          --                            --
   Cancelled                   (18,000)   5 3/8  - 8 5/16    (36,000)   5 3/8 - 10 3/4      (8,900)     5 3/8 - 11 7/16
   Expired                          --                       (46,350)   5 3/8 - 11 7/16    (10,000)             10 1/16
                             ------------------------------------------------------------------------------------------
   End of year                 252,100    5 3/8  - 10 3/8    274,000    5 3/8 -  8 5/16    198,850      5 3/8 - 11 7/16
                             ------------------------------------------------------------------------------------------

Exercisable at end of year:
   Currently exercisable        70,900                        56,200                        95,451
   Exercisable if Common
      Stock trades at
      triggering prices of
      between $12.50 and
      $15.56, or above          57,501                        31,500                            --
                             ------------------------------------------------------------------------------------------
         Total                 128,401                        87,700                        95,451
                             ------------------------------------------------------------------------------------------
Available for grant at
   end of year                  22,497                        20,100                        13,250
                             ==========================================================================================


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

The following tabulation summarizes changes under the Company's Stock Option Plans for Non-Employee Directors during the years ended December 31, 1994, 1993 and 1992.

-------------------------------------------------------------------------------------------------------------
                                       1994                        1993                        1992
                             --------------------------------------------------------------------------------
                               Number Of                 Number Of                   Number Of
                                 Options   Price Range     Options   Price Range       Options    Price Range
                             --------------------------------------------------------------------------------
Options Outstanding:
   Beginning of year              60,000       $8 3/16      60,000      $11 5/16        60,000       $11 5/16
   Granted                            --                    60,000        8 3/16            --
   Exercised                          --                        --                          --
   Expired                            --                   (60,000)      11 5/16            --
                             --------------------------------------------------------------------------------
   End of year                    60,000        8 3/16      60,000        8 3/16        60,000        11 5/16
                             --------------------------------------------------------------------------------
Exercisable at end of year:
   Currently exercisable              --                        --                      60,000

   Exercisable if Common
      Stock trades at $12.50
      per share or above          60,000                    60,000                          --
                             --------------------------------------------------------------------------------
   Total                          60,000                    60,000                      60,000
                             --------------------------------------------------------------------------------
Available for grant at
   end of year                    80,000                    80,000                      20,000
                             ================================================================================

The aggregate option price for all outstanding options at December 31, 1994, 1993 and 1992 was $2,359,000, $2,508,000 and $2,129,000, respectively. At the time options are exercised, the common stock account is credited with the par value of the shares issued and additional paid-in capital is credited with the cash proceeds in excess of par value. The Company's Stock Option Plans permit the grant of both incentive stock options and nonstatutory stock options.

Restricted Stock Plan

In 1985 and 1984, the Company sold 65,000 shares and 75,000 shares, respectively, of Treasury Stock to an officer of the Company at a price of $1.00 per share. The shares were sold subject to forfeiture and restrictions on disposition under conditions as defined in the Restricted Stock Purchase Agreements between the Company and the officer. As of December 31, 1994, the restrictions on all 140,000 shares have been released. Compensation expense was recorded in the periods benefitted as the difference between the fair market value on the date of sale and the sale price. During 1993 and 1992, total shares of 15,000 and 16,000, respectively, were released from restriction.

NOTE 9 - DISCONTINUED OPERATIONS

On December 11, 1992, the Company sold its Metal Crown Business for a cash payment of approximately $7,200,000. The sale of the Metal Crown Business resulted in a pre-tax loss in 1992 of $3,000,000 ($2,600,000 after-tax or $0.71 per common share).

On February 28, 1992, the Company sold its Commercial Glass Container Business for a cash payment of approximately $68,000,000. The sale of the Commercial Glass Container Business resulted in a pre-tax loss in 1991 of $4,859,000 ($2,982,000 after-tax or $0.81 per common share).

The results of the discontinued operations have been reported separately in the Consolidated Statements of Earnings (Loss). Summarized results of the discontinued operations for the year ended December 31, 1992, are as follows:

----------------------------------------------------------------------
                                                                  1992
----------------------------------------------------------------------
                                                        (in thousands)

Net sales                                                     $ 37,690
Costs and expenses                                              41,352
Allocated interest expense                                         726
                                                              --------
   Loss before income taxes                                     (4,388)
   Benefit for income taxes                                     (1,704)
                                                              --------
   Loss from discontinued operations                            (2,684)
Loss on sale of Metal Crown Business                            (2,600)
                                                              --------
Total loss related to discontinued operations                 $ (5,284)
                                                              ========



Interest expense was allocated to the Commercial Glass Container Business based upon the ratio of the Commercial Glass Container Business net assets to total Company net assets.

NOTE 10 - RENTAL EXPENSE AND LEASE COMMITMENTS

The Company occupies certain manufacturing facilities, warehouse facilities and office space and uses certain automobiles, machinery and equipment under noncancelable lease arrangements. Rent expense related to continuing operations under these agreements was $3,085,000, $3,008,000 and $2,864,000 in 1994, 1993
and 1992, respectively.

At December 31, 1994, the Company was obligated under various noncancelable leases. Calendar year minimum rental commitments under the Company's leases are as follows:

----------------------------------------------------------------------------
                                      Total            Real         Personal
Years Ended December 31,         Commitment        Property         Property
----------------------------------------------------------------------------
                                              (in thousands)
1995                                $ 3,363        $  2,682             $681
1996                                  3,409           3,082              327
1997                                  3,276           3,082              194
1998                                  3,175           3,062              113
1999                                  3,142           3,077               65
2000 through 2008                    22,866          22,866               --


Real estate taxes, insurance and maintenance expenses are obligations of the Company. Generally, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

In connection with the Company's Workers' Compensation insurance programs, the Company has pledged a certificate of deposit in the amount of $900,000 to secure surety bonds. The Company's estimate of its ultimate liability relating to these programs has been reflected on the Company's consolidated balance sheet as a liability.

The Company has been designated by the Environmental Protection Agency as a potentially responsible party to share in the remediation costs of several waste disposal sites. Pursuant to the sale of the Metal Crown Business, the Company has indemnified the buyer for certain environmental remediation costs. In addition, pursuant to the sale of the Commercial Glass Container Business, the Company has indemnified the buyer for certain environmental remediation costs and has retained ownership of certain real property used in the Commercial Glass Container Business which may require environmental remediation. During 1994, the Company made cash payments related to environmental remediation of $974,000. As of December 31, 1994, the Company has accrued a reserve of approximately $1,100,000 for the expected remaining costs associated with environmental remediation described above and in connection with its current manufacturing plants. The amount of the reserve was based in part on an environmental study performed by an independent environmental engineering firm. The Company believes that this reserve is adequate.

NOTE 12 - INDUSTRY SEGMENT INFORMATION

The Company operates in two industry segments, Plastic Products and Consumer Products. Operations in the Plastic Products segment involve: 1) the manufacture and sale of a variety of plastic products including child-resistant closures, tamper-evident closures, prescription packaging products, jars and other plastic closures and containers; and 2) the sale of glass prescription products. Operations in the Consumer Products segment involve: 1) the manufacture and sale of caps and lids for home canning, and 2) the sale of glass jars and a line of pickling spice and pectin products for home canning, iced tea tumblers and beverage mugs. Intersegment sales are not material. No customer accounted for more than 10% of net sales from continuing operations in 1994, 1993 or 1992.

Segment earnings is income from continuing operations before general corporate expenses, interest expense, interest and other income and provision (benefit) for income taxes.

Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, the deferred income tax asset, land and buildings formerly used as a glass container manufacturing plant that is being held for sale, certificates of deposit and certain intangible assets.

NOTE 12 - INDUSTRY SEGMENT INFORMATION (continued) A summary of the Company's operations by industry segment follows:

-----------------------------------------------------------------------------------------------------------
Years Ended December 31,                                               1994            1993            1992
-----------------------------------------------------------------------------------------------------------
                                                                              (in thousands)
Net sales:

   Plastic Products                                               $ 106,792        $ 98,533        $ 92,557
   Consumer Products                                                 32,364          28,839          34,053
                                                                  -----------------------------------------
      Total                                                       $ 139,156        $127,372        $126,610
                                                                  =========================================
Segment earnings (loss):

   Plastic Products                                               $  12,055        $ 11,428        $  9,165
   Consumer Products (a)                                              3,213          (2,707)          4,982
                                                                  -----------------------------------------
      Total                                                          15,268           8,721          14,147
   General corporate expenses                                         4,903           4,866           5,212
                                                                  -----------------------------------------
Earnings from continuing operations before

   interest and income taxes                                         10,365           3,855           8,935
Interest expense                                                      4,985           5,680           5,815
Interest and other income                                              (369)           (858)         (1,293)
                                                                  -----------------------------------------
Earnings (loss) from continuing operations before income taxes    $   5,749        $   (967)       $  4,413
                                                                  =========================================


(a)The 1993 segment loss for Consumer Products includes a $4,500,000 pre-tax loss associated with the relocation of the Company's home canning cap and lid manufacturing operations. See Note 2 of notes to consolidated financial statements for further information.

Identifiable assets, depreciation and amortization and capital expenditures for each segment are as follows:

-----------------------------------------------------------------------------------------------------------
Years Ended December 31,                                               1994            1993            1992
-----------------------------------------------------------------------------------------------------------
                                                                              (in thousands)
Identifiable Assets:

   Plastic Products                                               $  84,283        $ 69,834        $ 64,306
   Consumer Products                                                 22,782          20,403          12,370
   Corporate                                                         16,635          27,112          28,556
                                                                  -----------------------------------------
      Total                                                       $ 123,700        $117,349        $105,232
                                                                  =========================================
Depreciation and amortization:

   Plastic Products                                               $   6,946        $  6,600        $  5,839
   Consumer Products                                                    236             197             204
   Corporate                                                            549             567             608
                                                                  -----------------------------------------
      Total                                                       $   7,731        $  7,364        $  6,651
                                                                  =========================================
Capital expenditures:

   Plastic Products                                               $  13,906        $  8,587        $  6,853
   Consumer Products                                                  1,472           1,920             601
   Corporate                                                            270             749             905
                                                                  -----------------------------------------
      Total                                                       $  15,648        $ 11,256        $  8,359
                                                                  =========================================

NOTE 13 - CONDENSED QUARTERLY DATA FOR 1994 AND 1993 (UNAUDITED)

-----------------------------------------------------------------------------------------------------------
Three Months Ended                                 March 31         June 30        Sept. 30         Dec. 31
-----------------------------------------------------------------------------------------------------------
                                                       (in thousands, except per share amounts)

1994
Net sales                                           $29,380         $41,004         $40,624         $28,148
Gross profit                                          9,961          12,291          12,007           8,541

Net earnings                                            263           1,599           1,310             232
      Preferred stock dividends                         207             207             207             208
                                                    -------------------------------------------------------
Net earnings applicable to
   common stockholders                              $    56         $ 1,392         $ 1,103         $    24
                                                    =======================================================
Net earnings per common share:
   Primary                                          $  0.02         $  0.38         $  0.30         $  0.01
   Fully diluted                                    $  0.02         $  0.36         $  0.30         $  0.01
                                                    =======================================================

1993
Net sales                                           $26,674         $38,113         $34,448         $28,137
Gross profit                                          8,358          11,371           9,832           8,889

Earnings (loss) from continuing operations (a)         (295)          1,398             552          (1,988)

Extraordinary loss on retirement of debt (b)             --              --          (1,300)             --
                                                    -------------------------------------------------------
Net earnings (loss)                                    (295)          1,398            (748)         (1,988)
      Preferred stock dividends                         207             207             207             208
                                                    -------------------------------------------------------
Net earnings (loss) applicable to
   common stockholders                              $  (502)        $ 1,191         $  (955)        $(2,196)
                                                    =======================================================
Earnings (loss) per common share:

   Earnings (loss) per common share from
      continuing operations (a)                     $ (0.14)        $  0.32         $  0.09         $ (0.60)
   Extraordinary loss per common share
      on retirement of debt (b)                          --              --           (0.35)             --
                                                    -------------------------------------------------------
   Net earnings (loss) per common share             $ (0.14)        $  0.32         $ (0.26)        $ (0.60)
                                                    =======================================================

(a)The loss from continuing operations for the fourth quarter of 1993 includes a $4,500,000 pre-tax loss ($2,754,000 after-tax or $0.75 per common share) associated with the relocation of the Company's home canning cap and lid manufacturing operations and a tax benefit of $369,000 ($0.10 per common share) related to a reduction in the income tax valuation reserve. See Notes 2 and 3 of notes to consolidated financial statements for further information.

(b)See Note 6 of notes to consolidated financial statements for information regarding the extraordinary loss on retirement of debt.

--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                         1994           1993            1992            1991            1990
--------------------------------------------------------------------------------------------------------------------
                                                       (in thousands, except per share amounts)
Net sales                                 $  139,156       $ 127,372       $ 126,610       $ 125,598        $122,168
                                          ==========================================================================
Segment earnings (loss):
   Plastic Products                       $   12,055       $  11,428       $   9,165       $   9,077        $  8,121
   Consumer Products (a)                       3,213          (2,707)          4,982           1,804            (294)
                                          --------------------------------------------------------------------------
      Total                                   15,268           8,721          14,147          10,881           7,827

General corporate expenses                     4,903           4,866           5,212           5,568           6,484
                                          --------------------------------------------------------------------------
Earnings from continuing operations
   before interest and income taxes       $   10,365       $   3,855       $   8,935       $   5,313        $  1,343
                                          ==========================================================================
Earnings (loss) from continuing
   operations before income taxes (a)     $    5,749       $    (967)      $   4,413       $   1,094        $ (2,873)
Provision (benefit) for income taxes (b)       2,345            (634)          1,826             700          (1,132)
                                          --------------------------------------------------------------------------
Earnings (loss) from continuing
   operations                                  3,404           (333)           2,587             394          (1,741)

Earnings (loss) from
   discontinued operations (c)                    --              --          (5,284)         (2,973)            489
Extraordinary loss on retirement
   of debt (d)                                    --          (1,300)             --              --              --
                                          --------------------------------------------------------------------------
Net earnings (loss)                            3,404          (1,633)         (2,697)         (2,579)         (1,252)

Preferred stock dividends                        829             829             829             829             829

Net earnings (loss) applicable to
   common stockholders                    $    2,575       $  (2,462)      $  (3,526)      $  (3,408)       $ (2,081)
                                          ==========================================================================
Earnings (loss) per common share:
   Earnings (loss) per common share
      from continuing operations (a) (b)  $     0.70       $   (0.32)      $    0.48       $   (0.12)       $  (0.70)
   Earnings (loss) per common share
      from discontinued operations (c)            --              --           (1.44)          (0.81)           0.13
   Extraordinary loss per common share
      on retirement of debt (d)                   --           (0.35)             --              --              --
                                          --------------------------------------------------------------------------
   Net earnings (loss) per common share   $     0.70       $   (0.67)      $   (0.96)      $   (0.93)       $  (0.57)
                                          ==========================================================================
   Cash dividends per common share        $       --       $      --       $      --       $      --        $    .33
                                          ==========================================================================

(a)The 1993 segment loss for Consumer Products includes a $4,500,000 pre-tax loss ($2,754,000 after-tax or $0.75 per common share) associated with the relocation of the Company's home canning cap and lid manufacturing operations. See Note 2 of notes to consolidated financial statements for further information.

(b)The benefit for income taxes for 1993 includes a tax benefit of $369,000 ($0.10 per common share) related to a reduction in the income tax valuation reserve. See Note 3 of notes to consolidated financial statements for further information.

(c)See Note 9 of notes to consolidated financial statements for information regarding discontinued operations.

(d)See Note 6 of notes to consolidated financial statements for information regarding the extraordinary loss on retirement of debt.

--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                        1994            1993            1992            1991            1990
--------------------------------------------------------------------------------------------------------------------
                                                                       (in thousands)
Net property, plant and equipment          $  48,341       $  40,424       $  36,383       $  34,395        $ 36,240
Depreciation and amortization                  7,731           7,364           6,651           6,209           6,208
Capital expenditures (e)                      15,648          11,256           8,359           4,391           6,980

Total assets                                 123,700         117,349         105,232         165,883         165,614

Senior long-term debt                         50,000          50,000              --          55,647          52,607
Subordinated long-term debt                       --              --          40,000          40,000          40,000
                                           =========================================================================
Stockholders' equity before
   pension adjustment                      $  38,260       $  34,899       $  36,464       $  38,338        $ 40,091
Excess of additional pension liability over
   unrecognized prior service cost,
   net of tax benefits                        (5,207)         (6,835)             --              --              --
                                           -------------------------------------------------------------------------
Stockholders' equity                       $  33,053       $  28,064       $  36,464       $  38,338        $ 40,091
                                           =========================================================================
Weighted average number of
   common shares outstanding                   3,674           3,669           3,675           3,675           3,675
                                           =========================================================================

(e)During 1991 and 1990, in addition to the capital expenditures shown above, the Company entered into long-term operating leases for manufacturing equipment costing $1,623,000 and $1,331,000, respectively.

RESULTS OF OPERATIONS -- 1994 COMPARED TO 1993

Net sales of the Company increased to $139,156,000 in 1994 from $127,372,000 in 1993.

Net sales of the Plastic Products Business increased 8.4% to $106,792,000 in 1994 from 1993. The Company's plastic products manufacturing facilities operated at approximately 74% of capacity during 1994.

The Plastic Products Business manufactures a variety of plastic closures, prescription packaging products, bottles and jars. Although unit sales of these products have generally increased in recent years, sales and profitability of these products could be affected in the future by the availability and pricing of resin. During 1994, the average cost per pound of polypropylene, the primary resin used by the Plastic Products Business, increased 31%. The impact of this increase was largely mitigated by the ability of the Plastic Products Business, consistent with industry practice, to pass-through resin cost increases for all product lines except the prescription packaging product line. The higher resin costs did reduce 1994 results in the prescription packaging product line.

Net sales of the Consumer Products Business increased 12.2% to $32,364,000 in 1994 compared to 1993 due primarily to higher unit sales as a result of favorable growing conditions as compared to the adverse growing conditions experienced during 1993.

During August 1994, the Company completed the relocation of its home canning cap and lid manufacturing operations to Jackson, Tennessee from Chicago, Illinois. The new facility is expected to result in improved efficiencies and cost reductions of approximately $3,000,000 pre-tax per year ($1,836,000 after-tax, or 50 cents per common share per year). In anticipation of the relocation, the Company produced home canning caps and lids in excess of normal requirements. As a result, the Company will not realize significant earnings improvement from the relocation until 1996, when inventories and production volume approach normal levels.

During August through December of 1994, the Company's cap and lid manufacturing facility located in Jackson, Tennessee operated at approximately 26% of capacity. This level of operations primarily resulted because the new plant was in its start-up phase.

Home canning supplies sales of the Consumer Products Business are dependent upon favorable growing conditions. In addition, the Company believes that the demand for home canning supplies has declined in recent years. If this decline were to increase materially, it could have an adverse effect on the Company.

Cost of sales of the Company increased to $96,356,000 in 1994 compared to $88,922,000 in 1993 primarily due to higher unit sales and higher resin costs.

Gross profit as a percent of net sales increased to 30.8% for 1994 as compared to 30.2% for 1993.

Selling, warehouse, general and administrative expenses increased $2,340,000 or 7.8% during 1994, as compared to 1993, primarily due to higher selling expenses, additional employees and salary and wage increases.

The Company recorded a pre-tax reserve of $4,500,000 in 1993 for the expected costs associated with the relocation of the home canning cap and lid manufacturing operations. The pre-tax loss consisted primarily of accruals for
i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $2,500,000, ii) asset retirement and related facility closing costs of approximately $1,000,000 and iii) moving and relocation costs of approximately $700,000. In 1994, the Company made cash payments related to such accruals for
i) the early recognition of retiree health care and pension expense, severance, workers' compensation costs and insurance continuation costs of approximately $1,500,000, ii) asset retirement and related facility closing costs of approximately $600,000, iii) moving and relocation costs of approximately $600,000 and iv) other costs of approximately $300,000. In addition, during 1994, approximately $300,000 was charged against such accruals related to the book value of fixed assets retired. The remaining accruals primarily relate to retiree health costs and pensions which will be paid over a number of years.

Segment earnings of the Plastic Products Business, the larger of the Company's two businesses, increased $627,000 to $12,055,000 in 1994 compared to $11,428,000 in 1993 primarily due to higher sales. Segment earnings of the Consumer Products Business increased to $3,213,000 in 1994 compared to $1,793,000 in 1993, excluding the loss on plant relocation in 1993, due primarily to higher sales as a result of favorable growing conditions.

Earnings before interest and income taxes increased $2,010,000 to $10,365,000 in 1994 compared to $8,355,000 in 1993, excluding the loss on plant relocation in 1993, due primarily to higher earnings in both the Consumer Products and Plastic Products Businesses.

Net interest expense decreased $206,000 during 1994, as compared to 1993, as a result of a refinancing in 1993.

The increase in the income tax provision in 1994 compared to 1993 is due to higher pre-tax earnings and the recognition in 1993 of an income tax benefit of $369,000 related to a reduction in the income tax valuation reserve.

During 1993, the Company incurred an after-tax loss of $1,300,000 in connection with the refinancing on September 21, 1993 of its 13% Subordinated Notes and the termination of its revolving credit facility. The extraordinary loss included interest expense on the 13% Subordinated Notes from September 21, 1993 through December 15, 1993 (the date on which the Subordinated Notes were redeemed at par) and the write-off of unamortized debt fees and related costs.

Due to competitive pressures, there are occasions when the Company is unable to pass-through to customers the full extent of cost increases. Other than the inability on all occasions to pass on cost increases, inflation and changes in prices did not have a material effect on the Company's results of operations.

RESULTS OF CONTINUING OPERATIONS -- 1993 COMPARED TO 1992

Net sales of the Company increased to $127,372,000 in 1993 from $126,610,000 in 1992.

Net sales of the Plastic Products Business increased 6.5% to $98,533,000 in 1993 from 1992. The Company's plastic products manufacturing facilities operated at approximately 83% of capacity during 1993.

Net sales of the Consumer Products Business decreased 15.3% to $28,839,000 in 1993 compared to 1992 due primarily to lower unit sales as a result of adverse growing conditions in many areas of the country where the Company markets home canning supplies. The cap and lid manufacturing facility of the Consumer Products Business operated at approximately 76% of capacity in 1993.

Cost of sales of the Company increased slightly to $88,922,000 in 1993 compared to $88,730,000 in 1992.

Selling, warehouse, general and administrative expenses increased 4.0% to $30,095,000 in 1993 compared to $28,945,000 in 1992.

Earnings from continuing operations before interest, income taxes and the loss on plant relocation decreased $580,000 to $8,355,000 in 1993 from $8,935,000 in 1992, due primarily to lower earnings in the Consumer Products Business.

Segment earnings of the Plastic Products Business, the larger of the Company's two businesses, increased 25% to $11,428,000 in 1993, compared to $9,165,000 in 1992, primarily due to higher sales. Segment earnings of the Consumer Products Business, excluding the loss on plant relocation, declined to $1,793,000 in 1993, compared to $4,982,000 in 1992, due primarily to lower sales as a result of adverse growing conditions.

The decrease in the income tax provision in 1993 compared to 1992 is due to lower pre-tax earnings and the recognition of an income tax benefit of $369,000 related to a reduction in the income tax valuation reserve.

LIQUIDITY AND CAPITAL RESOURCES

During 1994, the principal use of cash flow was to fund investing activities, primarily capital expenditures of $15,649,000, payments associated with the relocation of the home canning operations of $3,005,000 and other payments related to discontinued operations of $2,598,000. Cash flow was provided through the reduction of the Company's cash balances of $9,068,000, cash from operations of $6,425,000 and cash from financing activities of $5,457,000.

During 1993, the principal use of cash flow was to fund investing activities, primarily capital expenditures of $11,256,000 and payments associated with discontinued operations of $2,500,000. Cash flow was provided through the reduction of the Company's cash balances of $7,922,000 and cash from financing activities of $7,563,000. During 1993, the Company sold $50,000,000 principal amount of unsecured Senior Notes to a group of insurance companies and used a portion of the proceeds from that sale to redeem all of the $40,000,000 principal amount of 13% Subordinated Notes.

During 1992, the Company used primarily all of the $67,719,000 received from the sale of its Commercial Glass Container Business to repay all amounts outstanding under the Company's then-existing bank credit agreements and ESOP bank loan agreements, and such agreements were terminated. Other sources of cash flow during 1992 were $7,208,000 from the sale of the Metal Crown Business, $6,709,000 from the Company's continuing operations and $5,000,000 from the liquidation of a long-term certificate of deposit which had been used as collateral under a letter of credit. Other uses of cash flow during 1992 were $13,648,000 related to the Company's discontinued operations and $8,359,000 to fund capital expenditures for its continuing operations.

During 1994 and 1993, inventories increased by $6,258,000 and $5,712,000, respectively, due primarily to a) increases in inventories of home canning caps and lids in anticipation of the relocation of the home canning cap and lid plant and as a result of low sales levels in 1993, and b) increases in inventories of the Plastic Products Business due to higher quantities and costs of resin, and higher quantities of finished goods. It is anticipated that total inventories will decline in 1995.

Capital expenditures of approximately $16,000,000 are planned for 1995.

Since the third quarter of 1990, the Company has not declared any dividends on its Common Stock.

The Company's Senior Note Agreement limits the payment of dividends on Common Stock. Under the most restrictive covenant of such agreement, $500,000 was available for the payment of dividends on Common Stock as of December 31, 1994.

At December 31, 1994, the Company had two unsecured $10,000,000 short-term lines of credit to provide for the seasonal working capital needs of the Company. At December 31, 1994, the Company had $5,500,000 borrowed under the lines of credit. The Company had no borrowings outstanding under its working capital credit facilities as of December 31, 1993 or 1992.

In January 1995, the Company entered into a two-year agreement with a bank to sell its trade accounts receivable on a nonrecourse basis. Under the facility, the maximum amount that can be advanced to the Company pursuant to the sale of trade accounts receivable at any time is $5,000,000 through April 30, 1995, and $10,000,000 thereafter. The Company retains collection and service responsibility, as agent for the purchaser, over any receivables sold. This facility reduced the committed amount of one of the lines of credit to $5,000,000 through April 30, 1995, at which time the line of credit is terminated.

In February 1995, the commitment of the other line of credit was extended to April 30, 1996.

The ratio of current assets to current liabilities at December 31, 1994 and 1993 was 2.5 and 3.1, respectively. The decline in the ratio of current assets to current liabilities at December 31, 1994, compared to December 31, 1993, is due to the $5,500,000 of short-term borrowings outstanding at December 31, 1994. At December 31, 1994 and 1993, the ratio of total debt to total capitalization was 62.7% and 64.1%, respectively.

The Company has recorded deferred income tax assets of $4,046,000 on its Consolidated Balance Sheet as of December 31, 1994. In order to fully realize this deferred income tax asset, the Company will need to generate future taxable income of at least $24,000,000 prior to expiration of net operating loss carryforwards which will begin to expire in 2006. Based upon the Company's recent pre-tax earnings, adjusted for significant nonrecurring items, and projections of future taxable income over the period in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of the deferred income tax asset. There can be no assurance, however, that the Company will generate any specific level of continuing earnings.

At December 31, 1994, the Company had unused sources of liquidity consisting of cash and cash equivalents of $2,261,000, unused committed credit under the bank lines of credit of $14,500,000 of which $10,404,000 could be borrowed under the terms of the Company's Senior Note Agreement, a tax net operating loss carryforward of $4,524,000, a minimum tax credit carryforward of $1,522,000 and other tax credit carryforwards of $308,000. The Company believes that its financial resources, including internally generated funds and amounts available under its receivables facility and line of credit, are adequate to meet its foreseeable needs.


38